MNB
Mountain National Bank



Annual Report
December 31, 2008
Mountain National Bancshares, Inc.

April 9, 2009

Fellow Shareholders,



Dwight B. Grizzell, President and Chief Executive Officer and Charlie R. Johnson, Chairman of the Board

I am writing to report the results of operations for your company for the year ended December 31, 2008. This was a very challenging year for the company, given the state of our national and local economies. Total Assets reached $582 Million dollars, compared to $508 Million at year end 2007, an increase of $74 Million. Loans grew by over $21 Million to over $415 Million. Deposits reached $529 Million as of December 31, 2008, an increase of $63 Million or 14%. Net earnings for the company were $3.2 Million Dollars, a decrease of about $632,000. The reduction in earnings can be attributed to increased provisions for possible loan losses plus the unprecedented reduction in interest rates, which led to a compression of our interest earnings.

2008 saw continued expansion of our banking franchise, with the opening of our second of three full service bank offices in Maryville, Tennessee, the county seat of Blount County. The third office opened just earlier this year in late January. With these offices open, and with the opening of an additional location in Sevierville scheduled later this spring, we will have 12 banking offices to serve our customers in two counties. We appreciate and value your support of these offices and of our efforts.

2009 will be one of our most challenging years. Pressure on earnings is high, the economic downturn felt in most of the country has been felt locally, and delinquencies are higher than we would have anticipated. We are addressing these on a case by case basis and doing all within our means to work with borrowers where possible, and taking prudent steps with those that are unable or unwilling to pay. We do expect higher levels of Other Real Estate Owned and delinquencies in 2009, and we will continue to fund our Allowance for Loan and Lease Losses (ALLL) in preparation for potential difficulties, particularly in Commercial Real Estate.

Now three months into 2009, we are confident that we have the best staff and the most attractive and convenient facilities in every area that we serve. Our goal is to be the premier provider of banking services and we invite you to take advantage of our banking products and dedicated staff if you have not already done so.

I wish you success and health in 2009, and we look forward along with you to the return of better economic times. Thank you for your continued support, and if we may be of further service, please stop by and see us.

Yours truly,

Dwight B. Grizzell
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 000-49912

MOUNTAIN NATIONAL BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Tennessee	75-3036312
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 East Main Street, Sevierville, Tennessee	**37862**
(Address of principal executive offices)	(Zip code)

(865) 428-7990
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $1.00 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** [ ] **No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. **Yes** [ ] **No** [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** [X] **No** [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)   Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes [ ] No [X]**

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $57,947,692.

There were 2,631,611 shares of Common Stock outstanding as of February 28, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Shareholders (the "2009 Proxy Statement") are incorporated by reference into Part III of this Report. Other than those portions of the 2009 Proxy Statement specifically incorporated by reference herein pursuant to Part III, no other portions of the 2009 Proxy Statement shall be deemed so incorporated.

MOUNTAIN NATIONAL BANCSHARES, INC.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2008

Table of Contents

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

Certain of the statements made herein under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere, including information incorporated herein by reference to other documents, are "forward-looking statements" within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Mountain National Bancshares, Inc. ("Mountain National" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," “seek,” “attempt,” "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target," “potential” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those set forth in Item 1A. Risk Factors below and the following factors:

- the effects of future economic or business conditions (including in the residential and commercial real estate construction and development segment of the economy) nationally and in our local market;
- lack of sustained growth in the economy in the Sevier County and Blount County, Tennessee area;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;
- the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities and interest sensitive assets and liabilities;
- credit risks of borrowers;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;
- the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

- the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and the possible failure to achieve expected gains, revenue growth and/or expense savings from such transactions;
- changes in accounting policies, rules and practices;
- changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;
- the effects of war or other conflict, acts of terrorism or other catastrophic events that may affect general economic conditions; and
- other factors and risks described in any of our subsequent reports that we make with the Securities and Exchange Commission (the "Commission") under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Except as required by the federal securities laws we do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

The Company

Mountain National is a bank holding company registered with the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company provides a full range of banking services through its banking subsidiary, Mountain National Bank (the "Bank").

For the purposes of the discussions in this report, the words "we," "us," and "our" refer to the combined entities of the Company and the Bank unless otherwise indicated or evident. The Company's main office is located at 300 East Main Street, Sevierville, Tennessee 37862. The Company was incorporated as a business corporation in March 2002 under the laws of the State of Tennessee for the purpose of acquiring 100% of the issued and outstanding shares of common stock of the Bank. Effective July 1, 2002, the Company and the Bank entered into a reorganization pursuant to which the Company acquired 100% of the outstanding shares of the Bank and the shareholders of the Bank became the shareholders of the Company. In June 2003, the Company received approval from the Federal Reserve Bank of Atlanta to become a bank holding company.

At December 31, 2008, the assets of the Company consisted primarily of its ownership of the capital stock of the Bank.

The Company is authorized to engage in any activity permitted by law to a corporation, subject to applicable federal and state regulatory restrictions on the activities of bank holding companies. The Company's holding company structure provides it with greater flexibility than the Bank would otherwise have relative to expanding and diversifying its business activities through newly formed subsidiaries or through acquisitions. While management of the Company has no present plans to engage in any other business activities, management may from time to time study the feasibility of establishing or acquiring subsidiaries to engage in other business activities to the extent permitted by law.

The Bank

The Bank is organized as a national banking association. The Bank applied to the Office of the Comptroller of the Currency (the "OCC"), and the Federal Deposit Insurance Corporation, (the "FDIC"), on February 16, 1998, to become an insured national banking association. The Bank received approval from the OCC to organize as a national banking association on June 16, 1998 and commenced business on November 23, 1998. The Bank's principal business is to accept demand and savings deposits from the general public and to make residential mortgage, commercial and consumer loans.

Our Banking Business

General. Our banking business consists primarily of traditional commercial banking operations, including taking deposits and originating loans. We conduct our banking activities from our main office located in Sevierville, Tennessee and through seven additional branch offices in Sevier County, Tennessee, as well as a regional headquarters and two branch offices in Blount County, Tennessee. We operate two branch offices in Gatlinburg, two branch offices in Pigeon Forge, a branch office in Seymour, a branch office in Kodak, a branch office in Sevierville, all in Sevier County, and two branch offices and our Blount County regional headquarters that opened during January 2009 in Maryville, Blount County, Tennessee. The retail nature of our commercial banking operations allows for diversification in the number of our depositors and borrowers, and we do not believe that we are dependent on a single or a few customers.

We offer a variety of retail banking services. We seek savings and other time and demand deposits from consumers and businesses in our primary market area by offering a full range of deposit accounts, including savings, demand deposit, retirement, including individual retirement accounts, or "IRA's," and professional and checking accounts, as well as certificates of deposit. We use the deposit funds we receive to originate mortgage, commercial and consumer loans, and to make other authorized investments. In addition, we currently maintain 20 full-service ATMs throughout our market area. Because the Bank is a member of a number of payment systems networks, Bank customers may also access banking services through ATMs and point of sale terminals throughout the world. In addition to traditional deposit-taking and lending services, we also provide a variety of checking accounts, savings programs, night depository services, safe deposit facilities and credit card plans.

The banking industry is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, the housing industry and financial institutions. Deposits at commercial banks are influenced by economic conditions, including interest rates and competing investment instruments, levels of personal income and savings, among others. Lending activities are also influenced by a number of economic factors, including demand for and supply of housing, conditions in the construction industry, local economic and seasonal factors and availability of funds. Our primary sources of funding for lending activities include savings and demand deposits, income from investments, loan principal payments and borrowings. For additional information relating to our deposits and loans, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Market Areas. Our primary market areas are Sevier and Blount Counties, contiguous counties located in eastern Tennessee. We intend to continue our focus on these primary market areas in the future. Additionally, even with our current market area focus, some of our business may come from other areas contiguous to our primary market area.

Lending Activities

General. We concentrate on developing a diversified loan portfolio consisting of first mortgage loans secured by residential properties, loans secured by commercial properties and other commercial and consumer loans.

Real Estate Lending. We originate permanent and construction loans having terms in the case of the permanent loans of up to 30 years that are typically secured by residential real estate comprised of single-family dwellings and multi-family dwellings of up to four units. All of our residential real estate loans consist of conventional loans that are not insured or guaranteed by government agencies. We also originate and hold in our portfolio traditional fixed-rate mortgage loans in appropriate circumstances.

Consumer Lending. We originate consumer loans that typically fall into the following categories:

- loans secured by junior liens on real estate, including home improvement and home equity loans, which have an average maturity of about three years and generally are limited to 80% of appraised value;
- loans secured by personal property, such as automobiles, recreational vehicles or boats, which typically have 36 to 60 month maturities;
- loans to our depositors secured by their time deposit accounts or certificates of deposit;
- unsecured personal loans and personal lines of credit; and
- credit card loans.

Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or that are secured by rapidly depreciating assets such as automobiles. Where consumer loans are unsecured or secured by depreciating assets, the absence of collateral or the insufficiency of any repossessed collateral to serve as an adequate source of repayment of the outstanding loan balance poses greater risk of loss to us. When a deficiency exists between the outstanding balance of a defaulted loan and the value of collateral repossessed, the borrower's financial instability and life situations that led to the default (which may include job loss, divorce, illness or personal bankruptcy, among other things) often do not warrant substantial further collection efforts. Furthermore, the application of various federal and state laws, including federal bankruptcy and state insolvency laws, may limit the amount that we can recover in the event a consumer defaults on an unsecured or undersecured loan.

Construction Lending. We offer single-family residential construction loans to borrowers for construction of one-to-four family residences in our primary market area. Generally, we limit our construction lending to construction-permanent loans and make these loans to individuals building their primary residences. We also originate construction loans to selected local builders for construction of single-family dwellings.

Our construction loans may have fixed or adjustable interest rates and are underwritten in accordance with the same standards that we apply to permanent mortgage loans, with the exception that our construction loans generally provide for disbursement of the loan amount in stages during a construction period of up to 12 months, during which period the borrower is required to make monthly payments of accrued interest on the outstanding loan balance. We typically require a maximum loan-to-value ratio of 80% on construction loans we originate. While our construction loans generally convert to permanent loans following construction, the construction loans we extend to builders generally require repayment in full upon the completion of construction, or, alternatively, may be assumed by the borrower.

Construction lending affords us the opportunity to earn higher interest rates and fees with shorter terms to maturity than does single-family permanent mortgage lending. Construction lending, however, is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because of the inherent difficulty in estimating both a property's value at completion of the project and the projected cost of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to complete the project. If the estimate of value upon completion proves inaccurate, we may be confronted at, or prior to, the maturity of the loan with collateral of insufficient value to assure full repayment. Construction projects may also be jeopardized by downturns in the economy or demand in the area where the project is being undertaken, disagreements between borrowers and builders and by the failure of builders to pay subcontractors. Loans to builders to construct homes for which no purchaser has been identified carry more risk because the builder's ability to repay the loan is often dependent on the builder's ability to sell the property prior to the time the construction loan becomes due.

Commercial Lending. We originate secured and unsecured loans for commercial, corporate, business and agricultural purposes, and we engage in commercial real estate activities consisting of loans for hotels, motels, restaurants, retail store outlets and service providers such as insurance agencies. Currently, we concentrate our commercial lending efforts on originating loans to small businesses for purposes of providing working capital, capital improvements, and construction and leasehold improvements. These loans typically have one-year maturities, if they are unsecured loans, or, in the case of small business loans secured by real estate, have an average maturity of five years. We also participate in the Small Business Administration's guaranteed commercial loan program.

Commercial lending, while generally considered to involve a higher degree of credit risk than long-term financing of residential properties, generally provides higher yields and greater interest rate sensitivity than do residential mortgage loans. Commercial loans are generally adjustable rate loans or loans that have short-term maturities of one to three years. The higher risks inherent in commercial lending include risks specific to the business venture, delays in leasing the collateral and excessive collateral dependency, vacancy, delays in obtaining or inability to obtain permanent financing and difficulties we may experience in exerting influence over or acquiring the collateral following a borrower's default. Moreover, commercial loans often carry larger loan balances to single borrowers or groups of related borrowers than do residential real estate loans. With respect to commercial real estate lending, the borrower's ability to make principal and interest payments on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. We attempt to mitigate the risks inherent in commercial lending by, among other things, securing our loans with adequate collateral and extending commercial loans only to persons located in our primary market area.

Creditworthiness and Collateral. We require each prospective borrower to complete a detailed loan application which we use to evaluate the applicant's creditworthiness. All loan applications are reviewed and approved or disapproved in accordance with guidelines established by the Bank's Board of Directors. We also require that loan collateral be appraised by an in house evaluation or by independent appraisers approved by the Bank's Board of Directors and require borrowers to maintain fire and casualty insurance on collateral in accordance with guidelines established by the Bank's Board of Directors. Title insurance is required for most real property collateral.

Loan Originations. We originate loans primarily for our own portfolio but, subject to market conditions, we may sell certain loans we originate in the secondary market. Initially, most of our loans are originated based on referrals and to walk-in customers. We also use various methods of local advertising to stimulate originations.

Secondary Market Activities. We engage in secondary mortgage market activities, principally the sale of certain residential mortgage loans on a servicing released basis, subject to market conditions. Secondary mortgage market activities permit us to generate fee income and sale income to supplement our principal source of income - net interest income resulting from the interest margin between the yield on interest-earning assets like loans and investment securities and the interest paid on interest-bearing liabilities such as savings deposits, time deposit certificates and funds borrowed by the Bank.

From time to time we originate a limited number of permanent, conventional residential mortgage loans that we sell on a servicing-released basis to private institutional investors such as savings institutions, banks, life insurance companies and pension funds. We originate these loans on terms and conditions similar to those required for sale to the Federal Home Loan Mortgage Corporation ("FHLMC"), and the Federal National Mortgage Association ("FNMA"), except that we occasionally offer these loans with higher dollar limits than are permissible for FHLMC or FNMA-eligible loans.

The loan-to-value ratios we require for the residential mortgage loans we originate are determined based on guidelines established by the Bank's Board of Directors pursuant to applicable law.

Income from Lending Activities. Our lending activities generate interest and loan origination fee income. Loan origination fees are calculated as a percentage of the principal amount of the mortgage loans we originate and are charged to the borrower by the Bank for originating the loan. We also receive loan fees and charges related to existing loans, which include late charges and assumption fees.

Loan Delinquencies and Defaults. When a borrower fails to make a required loan payment for 30 days, we classify the loan as delinquent. If the delinquency exceeds 90 days and is not cured through the Bank's normal collection procedures, we institute more formal recovery efforts. If a foreclosure action is initiated and the loan is not reinstated, paid in full or refinanced, the property is sold at a judicial or trustee sale at which, in some instances, the Bank acquires the property. Thereafter, such acquired property is recorded in the Bank's records as "other real estate owned" until the property is sold. In some cases, we may finance sales of other real estate owned, which may involve our origination of "loans to facilitate" that typically involve a lower down payment or a longer term.

Investment Activities

Our investment securities portfolio is an integral part of our total assets and liabilities management strategy. We use our investments, in part, to further our interest rate risk management objective of reducing our sensitivity to interest-rate fluctuations. Our primary objective in making investment determinations with respect to our securities portfolio is to achieve a high degree of maturity and rate matching between these assets and our interest-bearing liabilities. In order to achieve this goal, we concentrate our investments, which constituted approximately 20.4% of our total assets at December 31, 2008, in U.S. government securities or other securities of similar low risk. The U.S. government and other investment-grade securities in which we invest typically have maturities ranging from 30 days to 30 years.

Sources of Funds

General. Deposits are the primary source of funds we use to support our lending activities and other general business activities. Other sources of funds include loan repayments, loan sales and borrowings. Although deposit activity is significantly influenced by fluctuations in interest rates and general market conditions, loan repayments are a relatively stable source of funds. We also use short-term borrowings to compensate in periods where our normal funding sources are insufficient to satisfy our funding needs. We use long-term borrowings to support extended activities and to extend the term of our liabilities.

Deposits. We offer a variety of programs designed to attract both short-term and long-term deposits from the general public in our market areas. These programs include savings accounts, NOW accounts, demand deposit accounts, money market deposit accounts, fixed-rate and variable-rate certificate of deposit accounts of varying maturities, retirement accounts and certain other accounts. We particularly focus on promoting long-term deposits, such as IRA accounts and certificates of deposit. Additionally, we use brokered deposits that are comparable to our traditional certificates of deposit.

Borrowings. The Bank became a member of the Federal Home Loan Bank of Cincinnati (the "FHLB of Cincinnati") in December 2001. The FHLB of Cincinnati functions as a central reserve bank that provides credit for member institutions. As a member, the Bank is required to own capital stock in the FHLB of Cincinnati. Membership in the FHLB of Cincinnati entitles the Bank, provided certain standards related to creditworthiness have been met, to apply for advances on the security of the FHLB of Cincinnati stock it holds as well as on the security of certain of its residential mortgage loans, commercial loans and other assets (principally, its investment securities that are obligations of, or guaranteed by, the United States). The FHLB of Cincinnati makes advances to the Bank pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Interest rates on FHLB of Cincinnati advances are generally variable and adjust to reflect actual conditions existing in the credit markets. The uses for which we may employ funds received pursuant to FHLB of Cincinnati advances are prescribed by the various lending programs, which also prescribe borrowing limitations. Acceptable uses prescribed by the FHLB of Cincinnati have included expansion of residential mortgage lending and funding short-term liquidity needs. Depending on the particular credit program under which we borrow, borrowing limitations are generally based on the FHLB of Cincinnati's assessment of our creditworthiness. The FHLB of Cincinnati is required to review the credit limitations and standards to which we are subject at least once every six months.

Financing. In August of 1998, the Bank completed an offering of common stock which yielded proceeds of $12,000,000. On November 7, 2003, the Company completed the sale, through its wholly owned statutory trust subsidiary, MNB Capital Trust I, of $5,500,000 of trust preferred securities, which we refer to as "Capital Securities I," which mature on December 31, 2033, and have a liquidation amount of $50,000 per Capital Security. Interest on the Capital Securities I is to be paid quarterly on the last day of each March, June, September and December and is reset quarterly based on the three-month LIBOR plus 305 basis points. The Company used the net proceeds from the offering of Capital Securities I to pay off an outstanding line of credit.

On June 20, 2006, the Company completed the sale, through its wholly owned statutory trust subsidiary, MNB Capital Trust II, of $7,500,000 of trust preferred securities, which we refer to as "Capital Securities II," which mature on July 7, 2036, and have a liquidation amount of $1,000 per Capital Security. Interest on the Capital Securities II is to be paid quarterly on the seventh day of each January, April, July and October and is reset quarterly based on the three-month LIBOR plus 160 basis points. The Company used the net proceeds from the offering of Capital Securities II to increase regulatory capital for the Company and for operating funds for the Bank.

During the third quarter of 2005, the Company sold 416,500 shares of common stock. This sale resulted in an increase in common stock and surplus of approximately $9,896,500. In connection with the offering, there were 416,500 warrants issued, one warrant for each share of stock sold, that had an exercise price of $25.20 per warrant. The warrants could be exercised beginning after one year from the date of the sale of the common stock, and had to be exercised no later than two years from the date of the sale. The final day to exercise the common stock warrants was September 7, 2007. During the period in which they could be exercised, 476,194 out of 482,151 (adjusted for 5% stock dividends) warrants were exercised at a weighted average exercise price of $21.77 (adjusted for 5% stock dividends). The total corresponding increase to shareholders' equity from the conversion of the stock warrants to common stock from September 7, 2006 to September 7, 2007, the period the warrants could be exercised, was approximately $10,367,000.

Competition

We face significant competition in our primary market areas from a number of sources, including eight commercial banks and one savings institution in Sevier County and twelve commercial banks and one savings institution in Blount County. As of June 30, 2008, there were 54 commercial bank branches and three savings institutions branches located in Sevier County and 51 commercial bank branches and one savings institution branch located in Blount County.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other recent federal and state laws have resulted in increased competition from both conventional banking institutions and other businesses offering financial services and products. Mortgage banking firms, finance companies, real estate investment trusts, insurance companies, leasing companies and certain government agencies provide additional competition for loans and for certain financial services. We also compete for deposit accounts with a number of other financial intermediaries, including securities brokerage firms, money market mutual funds, government and corporate securities and credit unions. The primary criteria on which institutions compete for deposits and loans are interest rates, loan origination fees and range of services offered.

As evidenced by our deposit and loan growth, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we have been able to compete with our larger, more established competitors by attracting customers from existing financial institutions as well as from growth in our communities by focusing on providing a high level of customer service and by providing the products most important to our customers. During our operating history, we have been successful in hiring a staff with significant local bank experience that shares our commitment to providing our customers with the highest levels of customer service. While focusing on customer service, we are also able to offer our customers most of the banking services offered by our local competitors, including Internet banking, investment services and sweep accounts.

Employees

We currently employ a total of 179 employees, including 175 full time employees. We are not a party to any collective bargaining agreements with our employees, and we consider relations with our employees to be good.

Seasonality

Due to the predominance of the tourism industry in Sevier County, a significant portion of our commercial loan portfolio is concentrated within that industry. The predominance of the tourism industry also makes our business more seasonal in nature than may be the case with banks and financial institutions in other market areas. Deposit growth generally slows during the first quarter each year and then increases during each of the last three quarters. Our cost of funds tends to increase during the first quarter each year due to our dependence on borrowed funds that typically have a higher interest rate than our core deposits. The tourism industry in Sevier County has remained strong during recent years and we anticipate that this trend will continue.

Supervision and Regulation

Supervision and Regulation

Bank holding companies and banks are extensively regulated under federal and state law. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be a complete description of the statutes or regulations applicable to the Company's and the Bank's business. Supervision, regulation, and examination of the Company and the Bank and their respective subsidiaries by the bank regulatory agencies are intended primarily for the protection of bank depositors rather than holders of Company capital stock. Any change in applicable law or regulation may have a material effect on the Company's business.

Bank Holding Company Regulation

The Company, as a bank holding company, is subject to supervision and regulation by the Board of Governors of the Federal Reserve under the BHC Act. Bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the Federal Reserve determines to be so closely related to banking, or managing or controlling banks, as to be a proper incident thereto. The Company is required to file with the Federal Reserve periodic reports and such other information as the Federal Reserve may request. The Federal Reserve examines the Company and may examine non-bank subsidiaries the Company may acquire.

The BHC Act requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company which is not a bank or bank holding company, and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company, may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Gramm-Leach-Bliley Act of 1999 (the "GLB Act") substantially revised the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are "well-capitalized" and "well-managed", as defined in Federal Reserve Regulation Y, which have and maintain "satisfactory" Community Reinvestment Act ("CRA") ratings, and meet certain other conditions, can elect to become "financial holding companies". Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting, travel agency activities, broad insurance agency activities, merchant banking, and other activities that the Federal Reserve determines to be financial in nature or complementary thereto. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulation, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the term of its investment and does not manage the company on a day-to-day basis, and the invested company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. While the Company has no present plans to become a financial holding company, it may elect to do so in the future in order to exercise the broader activity powers provided by the GLB Act. The GLB Act also includes consumer privacy provisions, and the federal bank regulatory agencies have adopted extensive privacy rules implementing the GLB Act.

The Company is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company. The Company and the Bank are subject to Section 23A of the Federal Reserve Act and Federal Reserve Regulation W thereunder. Section 23A defines "covered transactions", which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of such bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to its affiliates be appropriately secured by acceptable collateral, generally United States government or agency securities. The Company and the Bank also are subject to Section 23B of the Federal Reserve Act, which generally limits covered and other transactions among affiliates to be on terms, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as those prevailing at the time for similar transactions with unaffiliated companies.

The BHC Act permits acquisitions of banks by bank holding companies, such that Mountain National and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any bank based in another state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. Federal law also permits national and state-chartered banks to branch interstate through acquisitions of banks in other states. Under Tennessee law, in order for an out-of-state bank or bank holding company to establish a branch in Tennessee, the bank or bank holding company must purchase an existing bank, bank holding company, or branch of a bank in Tennessee which has been in existence for at least three years. *De novo* interstate branching is permitted under Tennessee law on a reciprocal basis. The Bank is eligible to be acquired by any bank or bank holding company, whether inter-or intrastate, since it has now been in existence for three years.

Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments that qualify as capital under regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank's depositors and perhaps to other creditors of the bank.

Bank Regulation

The Bank is subject to supervision, regulation, and examination by the OCC which monitors all areas of the operations of the Bank, including reserves, loans, mortgages, issuances of securities, payment of dividends, establishment of branches, capital adequacy, and compliance with laws. The Bank is a member of the FDIC and, as such, its deposits are insured by the FDIC to the maximum extent provided by law. See "FDIC Insurance Assessments".

While the OCC has authority to approve branch applications, national banks are required by the National Bank Act to adhere to branching laws applicable to state chartered banks in the states in which they are located. With prior regulatory approval, Tennessee law permits banks based in the state to either establish new or acquire existing branch offices throughout Tennessee and in other states on a reciprocal basis. Mountain National and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states' laws. Tennessee law, with limited exceptions, currently permits branching across state lines either through interstate merger or branch acquisition. Tennessee, however, only permits an out-of-state bank, short of an interstate merger, to branch into Tennessee through branch acquisition if the home state of the out-of-state bank permits Tennessee-based banks to acquire branches there.

The OCC has adopted a series of revisions to its regulations, including expanding the powers exercisable by operating subsidiaries of the Bank. These changes also modernize and streamline corporate governance, investment and fiduciary powers. The OCC also has the ability to preempt state laws purporting to regulate the activities of national banks.

The OCC has adopted the Federal Financial Institutions Examination Council's ("FFIEC") rating system and assigns each financial institution a confidential composite rating based on an evaluation and rating of six essential components of an institution's financial condition and operations including Capital Adequacy, Asset Quality, Management, Earnings, Liquidity and Sensitivity to market risk, as well as the quality of risk management practices. For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to: (i) management's ability to identify, measure, monitor, and control market risk; (ii) the institution's size; (iii) the nature and complexity of its activities and its risk profile; and (iv) the adequacy of its capital and earnings in relation to its level of market risk exposure. Market risk is rated based upon, but not limited to, an assessment of the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management's ability to identify, measure, monitor, and control exposure to market risk; and the nature and complexity of interest rate risk exposure arising from nontrading positions.

The GLB Act requires banks and their affiliated companies to adopt and disclose privacy policies regarding the sharing of personal information they obtain from their customers with third parties. The GLB Act also permits bank subsidiaries to engage in "financial activities" through subsidiaries similar to those permitted to financial holding companies. See the discussion regarding the GLB Act in "Bank Holding Company Regulation" above.

Community Reinvestment Act

The Company and the Bank are subject to the CRA and the federal banking agencies' regulations. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low and moderate income neighborhoods. The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the communities served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to: (i) charter a national bank; (ii) obtain deposit insurance coverage for a newly-chartered institution; (iii) establish a new branch office that accepts deposits; (iv) relocate an office; (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, or (vi) expand other activities, including engaging in financial services activities authorized by the GLB Act. A less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities and prevent a company from becoming a financial holding company. The Bank has a satisfactory CRA rating.

The GLB Act and federal bank regulations have made various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under the GLB Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination. Under current OCC regulations, the Bank has intermediate small bank status. The requirements for an intermediate small bank to meet its CRA objectives are more stringent than those for a small bank, but less so than those for large banks.

The Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (the "ECOA") and the Fair Housing Act (the "FHA"), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. In 1994, the Department of Housing and Urban Development, the Department of Justice (the "DOJ"), and the federal banking agencies issued an Interagency Policy Statement on Discrimination in Lending in order to provide guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has also increased its efforts to prosecute what it regards as violations of the ECOA and FHA.

Sarbanes-Oxley Act

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board thereunder. In particular, we are required to include management reports on internal controls as part of our annual report for the year ended December 31, 2008, pursuant to Section 404 of the Sarbanes-Oxley Act. We have spent significant amounts of time and money on compliance with these rules and anticipate a similar burden going forward. We completed our assessment of our internal controls in a timely manner and management's report on internal controls is included in Item 9A of this report. Our failure to comply with these internal control rules may materially adversely affect our reputation, our ability to obtain the necessary certifications to our financial statements, and the values of our securities.

Emergency Economic Stabilization Act

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (the "EESA"), which provides the U. S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. Several programs have been initiated by the U.S. Treasury, the Board of Governors of the Federal Reserve and the FDIC to stabilize the financial system. The U.S. Treasury's Troubled Asset Relief Program and Capital Purchase Program (the "TARP/CPP") was created to invest up to $250 billion into banks and savings institutions of all sizes. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The Company decided, after very careful consideration, not to participate in this program. The Company and the Bank are both well-capitalized and management believes the Company and the Bank will continue to be well-capitalized going forward. The FDIC also began to temporarily provide a 100% guarantee of the senior debt of all FDIC insured institutions, as well as deposits in noninterest-bearing deposit accounts under its Temporary Liquidity Guarantee Program (the "TLGP"). The Bank is participating in the transaction account guarantee component of the TLGP as discussed in more detail under "FDIC Insurance Assessments" below.

Payments of Dividends

The Company is a legal entity separate and distinct from its bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank (such as the Bank) in any calendar year will exceed the sum of such bank's net profits for the year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends that would be greater than such bank's undivided profits after deducting statutory bad debts in excess of such bank's allowance for possible loan losses.

In addition, the Company and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a national or state member bank or a bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC and the Federal Reserve have indicated that paying dividends that deplete a national or state member bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC and the Federal Reserve have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

Capital

The Federal Reserve and the OCC have risk-based capital guidelines for bank holding companies and national banks, respectively. These guidelines require a minimum ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must consist of common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill and certain core deposit intangibles ("Tier 1 capital"). Voting common equity must be the predominant form of capital. The remainder may consist of non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt and intermediate term preferred stock and up to 45% of pretax unrealized holding gains on available for sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "Total Capital").

In addition, the Federal Reserve and the OCC have established minimum leverage ratio guidelines for bank holding companies and national banks, which provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve and OCC have not advised the Company or the Bank of any specific minimum leverage ratio or tangible Tier 1 leverage ratio applicable to them.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, requires the federal banking agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

All of the federal banking agencies have adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the Total Capital ratio, Tier 1 capital ratio, and the leverage ratio. Under the regulations, a national bank will be (i) well capitalized if it has a Total Capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and a leverage ratio of at least 5%, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure, (ii) adequately capitalized if it has a Total Capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater, and a leverage ratio of

4% or greater (3% in certain circumstances), (iii) undercapitalized if it has a Total Capital ratio of less than 8%, or a Tier 1 capital ratio of less than 4% (3% in certain circumstances), (iv) significantly undercapitalized if it has a total capital ratio of less than 6% or a Tier I capital ratio of less than 3%, or a leverage ratio of less than 3%, or (v) critically undercapitalized if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

On March 1, 2005, the Federal Reserve adopted changes to its capital rules that permit qualified trust preferred securities and other restricted capital elements to be included as Tier 1 capital up to 25% of core capital, net of goodwill and intangibles. The Company expects that it will continue to treat its $13 million of trust preferred securities as Tier 1 capital subject to the limits listed above.

As of December 31, 2008, the consolidated capital ratios of the Company and Bank were as follows:

	Regulatory Minimum to be Adequately Capitalized	**Company**	**Bank**
Tier 1 capital ratio	4.0%	13.34%	13.19%
Total capital ratio	8.0%	14.44%	14.29%
Leverage ratio	3.0-5.0%	10.51%	10.41%

FDICIA

FDICIA directs that each federal banking regulatory agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares, and such other standards as the federal regulatory agencies deem appropriate.

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan for approval. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of 5% of the depository institution's total assets at the time it became undercapitalized and the amount necessary to bring the institution into compliance with applicable capital standards.

FDICIA also contains a variety of other provisions that may affect the operations of the Company and the Bank, including reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch, and a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not well capitalized or are adequately capitalized and have not received a waiver from the FDIC. The Company and the Bank are considered "well capitalized," and brokered deposits are not restricted.

Enforcement Policies and Actions

The Federal Reserve and the OCC monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company.

Fiscal and Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Mountain National and the Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on Mountain National and its subsidiary cannot be predicted. During 2008, the Federal Reserve reduced the targeted federal funds rate seven times for a total of 4.00 - 4.25%. The year-end targeted federal funds rate was expressed as a range from 0.00 - 0.25%. During 2008, the Federal Reserve also reduced the discount rate eight times for a total of 4.25%.

FDIC Insurance Assessments

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. In early 2006, Congress passed the Federal Deposit Insurance Reform Act of 2005, which made certain changes to the Federal deposit insurance program. These changes included merging the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund, increasing retirement account coverage to $250,000 and providing for inflationary adjustments to general coverage beginning in 2010, providing the FDIC with authority to set the fund's reserve ratio within a specified range, and requiring dividends to banks if the reserve ratio exceeds certain levels. The new statute grants banks an assessment credit based on their share of the assessment base on December 31, 1996, and the amount of the credit can be used to reduce assessments in any year subject to certain limitations. Because it was not organized until 1998, the Bank will not be eligible to receive this one-time assessment credit.

Beginning in October 2008, the FDIC temporarily increased FDIC deposit insurance coverage per separately insured depositor to $250,000 through December 31, 2009. On January

1, 2010, the standard coverage limit is scheduled to return to $100,000 for all deposit accounts, except for certain retirement accounts.

The Bank is subject to FDIC deposit insurance assessments ("DIF assessments"). The FDIC assesses deposits under a risk-based premium schedule. Each financial institution is assigned to one of three capital groups, "well capitalized," "adequately capitalized" or "undercapitalized," and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution, therefore, depends in part upon the risk assessment classification so assigned to the institution by the FDIC.

In addition to DIF assessments, all FDIC-insured depository institutions must pay an annual assessment to provide funds for the repayment of debt obligations of the Financing Corporation ("FICO"). The FICO is a government-sponsored entity that was formed to borrow the money necessary to carry out the closing and ultimate disposition of failed thrift institutions by the Resolution Trust Corporation. The FICO assessments are set quarterly and ranged from 1.22 basis points in the first quarter of 2007 to 1.14 basis points in the last quarter of 2007 and from 1.12 basis points in the first quarter of 2008 to 1.14 basis points in the last quarter of 2008. The FICO assessment rate for the first quarter of 2009 is 1.04 basis points.

During the two years ended December 31, 2008 and 2007, the Bank paid $48,733.99 and $44,815.83, respectively, in FICO assessments. The Bank paid $254,246.14 during 2008 for FDIC deposit insurance premiums.

In October 2008, the FDIC introduced the TLGP, a program designed to improve the functioning of the credit markets and to strengthen capital in the financial system during this period of economic distress. The TLGP has two components: 1) a debt guarantee program, guaranteeing newly issued senior unsecured debt, and 2) a transaction account guarantee program, providing a full guarantee of noninterest-bearing deposit transaction accounts, Negotiable Order of Withdrawal (or "NOW") accounts paying less than 0.5% annual interest, and Interest on Lawyers Trust Accounts, regardless of the amount. The Bank is not participating in the debt guarantee program. The Bank is presently participating in the transaction account guarantee program and, as such, all funds in covered accounts held through December 31, 2009 will be covered with a full guarantee. In connection with this guarantee, a 10 basis point annual rate surcharge will be assessed on amounts in covered accounts exceeding $250,000.

In order to restore reserves and ensure that the DIF assessments will be able to adequately cover losses from future bank failures, the FDIC, in October 2008, proposed amendments to its deposit insurance rules to alter the way the assessment system differentiates risks among insured institutions and to change assessment rates, including base assessment rates, in order to increase assessment revenue. A uniform assessment increase for the first quarter of 2009 was adopted as a final rule in December 2008. The FDIC has also proposed further base rate assessment adjustments effective April 1, 2009. We cannot currently provide any assurance as to the amount of any proposed increase in the Bank's deposit insurance premium rate, should there be an increase, because any increase would be dependent upon a number of factors, some of which are beyond the Bank's control.

Other Laws and Regulations

The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 specifies "know your customer" requirements that obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with this Act's money laundering provisions in acting upon acquisition and merger proposals, and sanctions for violations of this Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as to enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

- to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

- to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

- to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

- to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The USA PATRIOT Act requires financial institutions to establish anti-money laundering programs, and sets forth minimum standards for these programs, including:

- the development of internal policies, procedures, and controls;

- the designation of a compliance officer;

- an ongoing employee training program; and

- an independent audit function to test the programs.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities.

Statistical Information

Certain statistical and financial information (as required by Guide 3, "Statistical Disclosure by Bank Holding Companies" of the Exchange Act Industry Guides) is included in response to Item 7 of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Recent negative developments in the financial services industry and U.S. and global credit markets may adversely impact the Company's operations and results.

Negative developments in the latter half of 2007 and throughout 2008 in the capital markets have resulted in uncertainty in the financial markets in general with the general economic downturn continuing into 2009. Loan portfolio performances have deteriorated at many institutions, including the Bank, resulting from, amongst other factors, a weak economy and a decline in the value of the collateral supporting their loans. The competition for the Company's deposits has increased significantly due to liquidity concerns at many of these same institutions. Stock prices of bank holding companies, like the Company, have been negatively affected by the current condition of the financial markets, as has the Company's ability, if needed, to raise capital or borrow in the debt markets compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of new legislation in response to those developments could negatively impact the Company's operations by restricting its business operations, including its ability to originate or sell loans, and adversely impact the Company's financial performance. In addition, industry, legislative or regulatory developments may cause the Company to materially change its existing strategic direction, capital strategies, compensation or operating plans.

We have a concentration of credit exposure to borrowers dependent on the tourism industry.

Due to the predominance of the tourism industry in Sevier County, Tennessee, which is adjacent to the Great Smoky Mountains National Park and the home of the Dollywood theme park, a significant portion of the Bank's commercial loan portfolio is concentrated within that industry. The predominance of the tourism industry also makes our business more seasonal in nature than may be the case with banks in other market areas. The Bank maintains ten primary concentrations of credit by industry, of which five are directly related to the tourism industry. At December 31, 2008, approximately $180 million in loans, representing approximately 43% of our total loans, were to businesses and individuals whose ability to repay depends to a significant extent on the tourism industry in the markets we serve. We also have additional loans that would be considered related to the tourism industry in addition to the five categories included in the industry concentration amounts noted above. The tourism industry in Sevier County has remained strong during recent years and we anticipate that this trend will continue; however, if the tourism industry experiences an economic slowdown and, as a result, the borrowers in this industry are unable to perform their obligations under their existing loan agreements, our earnings could be negatively impacted, causing the value of our common stock to decline.

A portion of our loan portfolio is secured by homes that are being built for sale as vacation homes or as second homes for out of market investors or homes that are used to generate rental income.

Our borrowers rely to some extent upon rental income to service real estate loans secured by rental properties, or they rely upon sales of the property for construction and development loans secured by homes that have been built for sale to investors living outside of our market area as investment properties, second homes or as vacation homes. If tourism levels in our market area were to decline significantly, the rental income that some of our borrowers utilize to service their obligations to us may decline as well and these borrowers may have difficulty meeting their obligations to us which could adversely impact our results of operations. In addition, sales of vacation homes and second homes to investors living outside of our market area have slowed and are expected to remain at reduced levels throughout 2009. Borrowers that are developers or builders whose loans are secured by these vacation and second homes and whose ability to repay their obligations to us is dependent on the sale of these properties may have difficulty meeting their obligations to us if these properties are not sold timely or at values in excess of their loan amount which could adversely impact our results of operations.

Our business is subject to local real estate market and other local economic conditions.

Adverse market or economic conditions in the State of Tennessee may disproportionately increase the risk our borrowers will be unable to timely make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2008, approximately 89% of our loans were secured by real estate. Of this amount, approximately 30% were commercial real estate loans, 32% were residential real estate loans and 38% were construction and development loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the markets we serve or in the State of Tennessee, like those we are currently experiencing, could adversely affect the value of our assets, our revenues, results of operations and financial condition. In addition, construction and development lending is generally considered to have more complex credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate project. Consequently, these loans are more sensitive to adverse conditions in the real estate market or the general economy. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of in a market decline. If we experience significant construction loan loss because the cost and value of a construction loan project is inaccurately estimated or because of a general economic downturn, our results of operations could be adversely impacted and our net book value could be reduced.

We are geographically concentrated in Sevier County and Blount County, Tennessee, and changes in local economic conditions impact our profitability.

We operate primarily in Sevier County and Blount County, Tennessee, and substantially all of our loan customers and most of our deposit and other customers live or have operations in Sevier and Blount Counties. Accordingly, our success significantly depends upon the growth in population, income levels, deposits and housing starts in both counties, along with the continued attraction of business ventures to the area. Our profitability is impacted by the changes in general economic conditions in this market. Additionally, unfavorable local or national economic conditions could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.

We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Our continued growth may require the need for additional capital and further regulatory approvals which, if not obtained, could adversely impact our profitability and implementation of our current business plan.

To continue to grow, we will need to provide sufficient capital to the Bank through earnings generation, additional equity offerings, the issuance of additional trust preferred securities or borrowed funds or any combination of these sources of funds. Should we incur indebtedness, we could be required to obtain certain regulatory approvals beforehand if we are not well-capitalized under regulatory standards. Should our growth exceed our expectations, we may need to raise additional capital over our projected capital needs. However, our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand and grow our operations could be materially impaired. Should we not be able to obtain such approvals or otherwise not be able to grow our asset base, our ability to attain our long-term profitability goals will be more difficult.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

If loan customers with significant loan balances fail to repay their loans according to the terms of these loans, our earnings would suffer. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of any collateral securing the repayment of our loans. We maintain an allowance for loan losses in an attempt to cover the inherent risks associated with lending. In determining the size of this allowance, we rely on an analysis of our loan portfolio based on volume and types of loans, internal loan classifications, trends in classifications, volume and trends in delinquencies, nonaccruals and charge-offs, national and local economic conditions, other factors and other pertinent information. If our assumptions are inaccurate, our current allowance may not be sufficient to cover potential loan losses, and additional provisions may be necessary which would decrease our earnings.

In addition, federal and state regulators periodically review our loan portfolio and may require us to increase our provision for loan losses or recognize loan charge-offs. Their conclusions about the quality of our loan portfolio may be different than ours. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Competition with other banking institutions could adversely affect our profitability.

We face significant competition in our primary market areas from a number of sources, currently including eight commercial banks and one savings institution in Sevier County and twelve commercial banks and one savings institution in Blount County. As of June 30, 2008, there were 54 commercial bank branches and three savings institutions branches located in Sevier County and 51 commercial bank branches and one savings institution branch located in Blount County. Most of our competitors have been in existence for a longer period of time, are better established, have substantially greater financial resources and have more extensive facilities than we do. Because of the size and established presence of our competitors in our market area, these competitors have longer-term customer relationships than we maintain and are able to offer a wider range of services than we offer.

Fluctuations in interest rates could reduce our profitability.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Interest rate fluctuations are caused by many factors which, for the most part, are not under our direct control. For example, national monetary policy plays a significant role in the determination of interest rates. Additionally, competitor pricing and the resulting negotiations that occur with our customers also impact the rates we collect on loans and the rates we pay on deposits.

As interest rates change, we expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" may work against us, and our earnings may be negatively affected.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Our common stock is currently traded on the over-the-counter, or OTC, bulletin board and has substantially less liquidity than the average stock quoted on a national securities exchange.

Although our common stock is publicly traded on the OTC bulletin board, our common stock has substantially less daily trading volume than the average trading market for companies quoted on the Nasdaq Global Market, or any national securities exchange. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business.

We have assembled a senior management team which has substantial background and experience in banking and financial services and in the Sevier County and Blount County, Tennessee banking markets. Loss of the services of any of these key personnel could negatively impact our business because of their skills, years of industry experience, customer relationships and the potential difficulty of promptly replacing them.

Our business is dependent on technology, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. We have made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create additional efficiencies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to various statutes and regulations that may limit our ability to take certain actions.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth. As economic conditions deteriorate, our regulators may review our operations with more scrutiny and we may be subject to increased regulatory oversight which could adversely affect our operations.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The enactment of Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 may not be able to stabilize the U.S. financial system or the economy and may significantly affect the Company's financial condition, results of operation or liquidity.

On October 3, 2008, President Bush signed into law the EESA. The legislation was the result of a proposal by Treasury Secretary Henry Paulson to the U.S. Congress on September 20, 2008 in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 ("ARRA") in an effort to stimulate the economy and provide for broad infrastructure, energy, health, and education needs. The U.S. Treasury and banking regulators are implementing a number of programs under this legislation to address capital and liquidity issues in the banking system. There can be no assurance, however, as to the actual impact that the EESA or ARRA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of the EESA or ARRA to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially affect the Company's business, financial condition, results of operations, access to credit or the trading price of the Company's common stock.

There have been numerous actions undertaken in connection with or following EESA and ARRA by the Federal Reserve Board, Congress, the Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in late 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. EESA, ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, the Company's business, financial condition and results of operations could be materially and adversely affected.

Stress on the Federal Home Loan Bank system may cause our results of operations and financial condition to be adversely affected.

In recent months, the financial media has disclosed that the nation's FHLB system may be under stress due to deterioration in the financial markets, particularly in relation to valuation of mortgage securities. Several FHLB institutions have announced impairment charges of these and other assets and as such their capital positions have deteriorated to the point that they may suspend dividend payments to their members. We are a member of the FHLB of Cincinnati which continues to pay dividends. However, should financial conditions continue to weaken, the FHLB system (including FHLB of Cincinnati) in the future may have to, not only suspend dividend payments, but also curtail advances to member institutions like us. Should the FHLB system deteriorate to the point of not being able to fund future advances to banks, including the Bank, this would place increased pressure on other funding sources, which may negatively impact our net interest margin and results of operations.

If a change in control or change in management is delayed or prevented, the market price of our common stock could be negatively affected.

Certain federal and state regulations may make it difficult, and expensive, to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers.

ITEM 2. PROPERTIES

The Bank currently operates from its main office in Sevierville, Tennessee and nine branch offices located in Gatlinburg, Pigeon Forge, Seymour, Kodak and Maryville, Tennessee. Additionally, during the first quarter of 2009, the Bank opened its Blount County regional headquarters in Maryville, Tennessee. The main office, which is located at 300 East Main, Sevierville, Tennessee 37862, contains approximately 24,000 square feet and is owned by the Bank.

The Blount County regional headquarters opened for business during the first quarter of 2009 and is located at 1820 W. Broadway, Maryville, Tennessee. The building contains approximately 12,000 square feet and is owned by the Bank.

The first Gatlinburg branch was built in 1999 and is located at 960 E. Parkway. It contains approximately 4,800 square feet. The Bank leases the land at this location. The lease expires in 2013 and includes renewal options for twelve additional five-year terms.

The second Gatlinburg branch is a walk-up branch leased by the Bank located at 745 Parkway, which lies in the heart of the Gatlinburg tourist district. The lease expires in 2010 and includes two five-year renewal options through 2020.

The Pigeon Forge branch, owned by the Bank, contains approximately 3,800 square feet and is located at 3104 Teaster Lane, Pigeon Forge, Tennessee.

The second Pigeon Forge branch, owned by the Bank, contains approximately 3,800 square feet and is located at 242 Wears Valley Road, Pigeon Forge, Tennessee.

The Seymour branch, owned by the Bank, contains approximately 3,800 square feet and is located on Chapman Highway, Seymour, Tennessee.

The Kodak branch, owned by the Bank, contains approximately 3,800 square feet and is located on Winfield Dunn Parkway – Highway 66, Sevierville, Tennessee.

The Collier Drive branch, owned by the Bank, contains approximately 3,800 square feet and is located at 470 Collier Drive, Sevierville, Tennessee.

The West Maryville branch, owned by the Bank, contains approximately 4,800 square feet and is located at 2403 US Highway 411 South, Maryville, Tennessee.

The Justice Center branch opened for business during the second quarter of 2008 and is located on land leased by the Bank at 1002 E. Lamar Alexander Parkway, Maryville, Tennessee. The branch contains approximately 3,900 square feet. The lease expires in 2013 and includes renewal options for six additional five-year terms.

The Operations Center, owned by the Bank, contains approximately 40,000 square feet and is located on Red Bank Road in Sevierville, Tennessee. We completed construction of a 16,000 square foot addition, which is included in the 40,000 square foot total, during the first quarter of 2009.

In addition to our twelve existing locations including the Operations Center, we began construction of a branch in Sevier County during the third quarter of 2008 with an anticipated completion date during the second quarter of 2009. We will have twelve branches when this one is completed, including the Main and Regional offices. Additionally, we hold one property in Knox County, Tennessee, which we intend to use as a future branch site.

Management believes that the physical facilities maintained by the Bank are suitable for its current operations and that all properties are adequately covered by insurance.

ITEM 3. LEGAL PROCEEDINGS

The Company is not aware of any material pending legal proceedings to which the Company or the Bank is a party or to which any of their properties are subject, other than ordinary routine legal proceedings incidental to the business of the Bank.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's shareholders, through the solicitation of proxies or otherwise, during the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is not a large market for the Company's shares, which are quoted on the OTC Bulletin Board under the symbol "MNBT" and are not traded on any national exchange. Trading is generally limited to private transactions and, therefore, there is limited reliable information available as to the number of trades or the prices at which our stock has traded. Management has reviewed the limited information available regarding the range of prices at which the Company's common stock has been sold. The following table sets forth, for the calendar periods indicated, the range of high and low reported sales prices. This data is provided for information purposes only and should not be viewed as indicative of the actual or market value of our common stock:

	Market Price Range Per Share	
Year/Period	High	Low
2008:	$ 24.46	$ 16.20
First Quarter	23.30	19.82
Second Quarter	24.46	19.81
Third Quarter	21.53	18.10
Fourth Quarter	17.61	16.20
2007:	$ 28.57	$ 22.00
First Quarter	26.67	25.71
Second Quarter	27.67	25.71
Third Quarter	28.57	27.43
Fourth Quarter	27.43	22.00

On March 9, 2009, the last reported sale price for the common stock was $11.75 per share.

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. They have been adjusted to reflect the five percent stock dividends issued February 2007 and March 2008.

As of the date of this filing, the Company has approximately 2,000 holders of record of its common stock. The Company has no other class of securities issued or outstanding.

Dividends from the Bank are the Company's primary source of funds to pay dividends on its capital stock. Under the National Bank Act, the Bank may, in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need to maintain adequate capital in the Bank also limits dividends that may be paid to the Company. The OCC and Federal Reserve have the general authority to limit the dividends paid by insured banks and bank holding companies, respectively, if such payment may be deemed to constitute an unsafe or unsound practice. If, in the particular circumstances, the OCC determines that the payment of dividends would constitute an unsafe or unsound banking practice, the OCC may, among other things, issue a cease and desist order prohibiting the payment of dividends. This rule is not expected to adversely affect the Bank's ability to pay dividends to the Company. Additional information regarding restrictions on the ability of the Bank to pay dividends to the Company is contained in this report under "Item 1 - Business- Supervision and Regulation."

On February 28, 2007, we issued a five percent stock dividend to stockholders of record as of February 15, 2007. In lieu of fractional shares, we made a total cash payment of $29,557, based on a price of $26.19 per share, adjusted to reflect the five percent stock dividend issued during March 2008. The total number of shares issued pursuant to the dividend was 96,361.

On March 7, 2008, we issued a five percent stock dividend to stockholders of record as of February 15, 2008. In lieu of fractional shares, we made a cash payment totaling $17,802, based on a price of $24.00 per share. The total number of shares issued pursuant to the dividend was 124,718.

During November 2008, the Board of Directors approved a special cash dividend of $0.38 per issued and outstanding share of Common Stock for stockholders of record as of November 26, 2008. The dividend totaling approximately $1,013,000 was paid on December 15, 2008.

Issuer Purchases of Equity Securities

On July 6, 2007, the Company announced the authorization by the Board of Directors of a repurchase plan of up to $500,000 of the Company's common stock prior to June 27, 2008. On July 7, 2008, the Company announced the first expansion of this share repurchase plan. Under the expansion, an additional $300,000 in repurchases of Company common stock was authorized, over and above the initial $500,000 authorization. On October 24, 2008, the Company announced a second expansion of the share repurchase program. The second expansion authorizes the repurchase of an additional $700,000 of Company common stock, bringing the total amount of the repurchase plan including all expansions to $1,500,000. The expiration date of the ongoing repurchase plan was extended to June 27, 2009. However, during the fourth quarter of 2008, the authorized repurchase amount was exhausted. The stock repurchases were accomplished in private or open-market purchases and the timing of the repurchases and the number of shares of common stock purchased were dependent upon prevailing market conditions, share price, and other factors.

The following table provides certain information for the fourth quarter ended December 31, 2008 with respect to the Company's repurchase of common stock.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1-31, 2008	-	$ -	-	$ 859,325
November 1-30, 2008	31,650	17.74	31,650	297,850
December 1-31, 2008	17,402	17.11	17,402	-
Total	49,052	$ 17.48	49,052	$ -

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

To better understand financial trends and performance, our management analyzes certain key financial data in the following pages. This analysis and discussion reviews our results of operations for the two-year period ended December 31, 2008, and our financial condition at December 31, 2007 and 2008. We have provided comparisons of financial data as of and for the fiscal years ended December 31, 2007 and 2008, to illustrate significant changes in performance and the possible results of trends revealed by that historical financial data. The following discussion should be read in conjunction with our consolidated audited financial statements, including the notes thereto, and the selected consolidated financial data presented elsewhere in this Annual Report on Form 10-K.

Overview

We conduct our business, which consists primarily of traditional commercial banking operations, through our wholly owned subsidiary, Mountain National Bank. Through the Bank we offer a broad range of traditional banking services from our corporate headquarters in Sevierville, Tennessee, our regional headquarters in Maryville, TN, and through nine additional branches in Sevier County and Blount County, Tennessee. Our banking operations primarily target individuals and small businesses in Sevier and Blount Counties and the surrounding area. The retail nature of the Bank's commercial banking operations allows for diversification of depositors and borrowers, and we believe that the Bank is not dependent upon a single or a few customers. But, due to the predominance of the tourism industry in Sevier County, a significant portion of the Bank's commercial loan portfolio is concentrated within that industry, including the residential real estate segment of that industry. The predominance of the tourism industry also makes our business more seasonal in nature, particularly with respect to deposit levels, than may be the case with banks in other market areas. The tourism industry in Sevier County has remained strong during recent years and we anticipate that this trend will continue.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices accepted within the banking industry. Our significant accounting policies are described in the notes to our consolidated financial statements. Certain accounting policies require management to make significant estimates and assumptions that have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

We believe the following are the critical accounting policies that require the most significant estimates and assumptions and that are particularly susceptible to a significant change in the preparation of our financial statements.

Valuation of Investment Securities

Management conducts regular reviews to assess whether the values of our investments are impaired and whether any such impairment is other than temporary. If management determines that the value of any investment is other-than-temporarily impaired, we record a charge against earnings equal to the amount of the impairment. The determination of whether other-than-temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions – global, regional or related to industries of specific issuers – could adversely affect these values. We recorded no other than temporary impairment of our investment securities during 2007 or 2008.

Allowance and Provision for Loan Losses

The allowance and provision for loan losses are based on management's assessments of amounts that it deems to be adequate to absorb losses inherent in our existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management's evaluation of current economic conditions, volume and composition of the loan portfolio, the fair market value or the estimated net realizable value of underlying collateral, historical charge-off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. The evaluation includes a review of all loans on which full collection may not be reasonably assumed. Should the factors that are considered in determining the allowance for loan losses change over time, or should management's estimates prove incorrect, a different amount may be reported for the allowance and the associated provision for loan losses. For example, if economic conditions in our market area undergo an unexpected and adverse change, a different amount may be reported for the allowance and the associated provision for loan losses. For example, if economic conditions in our market area undergo an unexpected and adverse change, we may need to increase our allowance for loan losses by taking a charge against earnings in the form of an additional provision for loan losses.

<u>Results of Operations for the Years Ended December 31, 2008 and 2007</u>

General Discussion of Our Results

Our principal source of revenue is net interest income at the Bank. Net interest income is the difference between:

- income received on interest-earning assets, such as loans and investment securities; and
- payments we make on our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and interest-bearing liabilities and the various rate spreads between the interest-earning assets and the Company's funding sources. Changes in our net interest income from period to period result from, among other things:

- increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;
- increases or decreases in the average rates earned and paid on those assets and liabilities;
- our ability to manage our interest-earning asset portfolio, which includes loans;
- the availability and costs of particular sources of funds, such as non-interest bearing deposits; and
- our ability to "match" liabilities to fund assets of similar maturities at a profitable spread of rates earned on assets over rates paid on liabilities.

In 2008 and 2007, our other principal sources of revenue were service charges on deposit accounts and credit/debit card related income. During 2008, other noninterest income included a significant gain on sale of property discussed in more detail under "Noninterest Income" below.

Net Income

The following is a summary of our results of operations (dollars in thousands except per share amounts):

	Years Ended December 31,				Dollar Change		Percent Change
	2008		2007		2008 to 2007		2008 to 2007
Interest income	$	35,193	$	36,714	$	(1,521)	-4.14%
Interest expense		16,934		19,028		(2,094)	-11.00%
Net interest income		18,259		17,686		573	3.24%
Provision for loan losses		2,275		982		1,293	131.67%
Net interest income after provision for loan losses		15,984		16,704		(720)	-4.31%
Noninterest income		4,453		3,742		711	19.00%
Noninterest expense		16,330		15,240		1,090	7.15%
Net income before income taxes		4,107		5,206		(1,099)	-21.11%
Income tax expense		827		1,294		(467)	-36.09%
Net income	$	3,280	$	3,912	$	(632)	-16.16%
Total revenues	$	39,646	$	40,456			
Total expenses		36,366		36,544			
Basic earnings per share		1.24		1.68			
Diluted earnings per share		1.24		1.61			

The decrease in net income in 2008 as compared with 2007 was primarily attributable to the increase in the provision for loan losses as well as compression in the Company's net interest margin. The increase in the provision for loan losses was primarily due to the increasing risk inherent in our loan portfolio during the current economic climate, primarily within the real estate construction and development segment of the portfolio. The increase in the provision was also necessary due to growth in our loan portfolio during 2008. Total average loans increased approximately $43,887,000 from December 31, 2007 to December 31, 2008. While the average balance of our loan portfolio increased, the average rate earned on these loans decreased 148 basis points during 2008 from 8.65% at December 31, 2007, to 7.17% at December 31, 2008. These opposing factors resulted in an overall decrease in interest income earned on loans of approximately $2,346,000. The increase in the average balance of our securities portfolio, approximately $21,811,000 during 2008, resulted in an increase in the related interest income of approximately $1,030,000. This increase was primarily related to the increase in volume. The average interest rate earned on investment securities decreased 4 basis points from 4.92% at December 31, 2007, to 4.88% at December 31, 2008. Despite the net decrease in interest income, net interest income increased during 2008. The increase in net interest income is due to the relatively more significant decrease in interest expense. The average balance of interest-bearing deposits increased approximately $46,859,000 during the year, however; the average rate paid on those deposits decreased from 4.53% at December 31, 2007, to 3.40% at December 31, 2008, a decrease of 113 basis points. The resulting decrease in interest expense related to deposits was approximately $2,157,000. Additionally, the average balance of FHLB advances and other borrowings increased approximately $22,054,000 from 2007 to 2008. The average rate paid on these borrowings decreased 84 basis points during the year, but the increase in volume was enough to offset the benefit derived from the lower rate. Interest expense on these borrowed funds increased approximately $315,000 from 2007 to 2008. The considerable decreases in the rates earned on interest-earning assets and the rates paid on interest-bearing liabilities are rooted in the numerous rate cuts enacted by the Federal Reserve's Federal Open Market Committee ("FOMC") beginning in the third quarter of 2007 and continuing through December 2008. The FOMC decreased the target federal funds rate ten times during that period resulting in a total decrease of 400-425 basis points. In December 2008, the final rate cut resulted in a target funds rate expressed as a range from 0.00-0.25%. The increase in noninterest expense, which exceeded the increase in noninterest income, also contributed to the decrease in net income. The components of noninterest income and noninterest expense are discussed under the headings "Noninterest Income" and "Noninterest Expense" below.

During 2007, management anticipated the downward pressure on interest rates would continue into 2008. As a result, the Bank continued to increase the fixed rate loan portfolio during the first two quarters of 2008 utilizing interest rate floors in an attempt to somewhat mitigate the effect of the decreasing rate environment. As the FOMC continued to decrease the federal funds rate during the third and fourth quarters of 2008, the Bank began to make loans tied to prime adjusting daily, with interest rate floors exceeding the prime rate in most instances. The fixed rate loans and the interest rate floors have positively impacted our results of operations during 2007 and 2008. If rates begin to rise during 2009, our shift to loans tied to prime repricing daily will have an even more significant positive impact on our results of operations as the interest rates on those loans begin to exceed their rate floors.

Basic and diluted earnings per share were $1.24 and $1.24, respectively, for 2008, compared to $1.68 and $1.61, respectively, for 2007 reflecting the decrease in net income from 2007 to 2008 as well as an increase in the average number of shares outstanding as a result of option exercises as well as payment of a 5% stock dividend, offset, in part, by share repurchases. See "Note 14 Stock Options and Warrants" for a more detailed discussion of shares issued.

The Bank's net interest margin, the difference between the yields on earning assets, including loan fees, and the rate paid on funds to support those assets, declined 34 basis points from 3.81% at December 31, 2007, to 3.47% at December 31, 2008. Management anticipated narrowing margins during 2008, however; the magnitude of the compression was greater than expected due to the unprecedented actions by the FOMC. See the section titled "Interest Expense and Net Interest Margin," below for a more detailed discussion.

The following chart illustrates our net income for the periods indicated. The changes below were impacted by changes in rate as well as changes in volume:

	2008	2007
First Quarter	$ 790,580	$ 901,478
Second Quarter	929,137	1,026,037
Third Quarter	868,204	1,006,677
Fourth Quarter	692,287	977,902
Annual Total	$ 3,280,208	$ 3,912,094

The following discussion and analysis describes, in greater detail, the specific changes in each income statement component.

Net Interest Income

Average Balances, Interest Income, and Interest Expense

The following table contains condensed average balance sheets for the years indicated. In addition, the amount of our interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the related average interest rates, net interest spread and net yield on average interest earning assets are included.

Average Balance Sheet and Analysis of Net Interest Income
for the Years Ended December 31, 2008 and 2007
(in thousands, except rates)

	Average Balance		Income/Expense		Yield/Rate	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Interest-earning assets:						
Loans (1)(2)	$ 417,124	$ 373,237	$ 29,921	$ 32,267	7.17%	8.65%
Investment Securities: (3)						
Available for sale	101,035	80,168	4,917	3,915	4.87%	4.88%
Held to maturity	2,073	1,916	96	92	4.63%	4.80%
Equity securities	3,974	3,187	210	186	5.28%	5.84%
Total securities	107,082	85,271	5,223	4,193	4.88%	4.92%
Federal funds sold and other	2,147	5,116	49	254	2.28%	4.96%
Total interest-earning assets	526,353	463,624	35,193	36,714	6.69%	7.92%
Nonearning assets	56,617	45,361				
Total Assets	$ 582,970	$ 508,985				
Interest-bearing liabilities:						
Interest bearing deposits:						
Interest bearing demand deposits	142,020	127,704	3,067	4,949	2.16%	3.88%
Savings deposits	13,815	8,673	269	91	1.95%	1.05%
Time deposits	224,055	196,654	9,579	10,032	4.28%	5.10%
Total interest bearing deposits	379,890	333,031	12,915	15,072	3.40%	4.53%
Securities sold under agreements to repurchase	5,093	5,815	129	158	2.53%	2.72%
Federal Home Loan Bank advances and other borrowings	83,024	60,970	3,127	2,812	3.77%	4.61%
Subordinated debt	13,403	13,403	763	986	5.69%	7.36%
Total interest-bearing liabilities	481,410	413,219	16,934	19,028	3.52%	4.60%
Noninterest-bearing deposits	48,331	53,336	-	-		
Total deposits and interest-bearings liabilities	529,741	466,555	16,934	19,028	3.20%	4.08%
Other liabilities	2,616	2,565				
Shareholders' equity	50,613	39,865				
	$ 582,970	$ 508,985				
Net interest income			$ 18,259	$ 17,686		
Net interest spread (4)					3.17%	3.32%
Net interest margin (5)					3.47%	3.81%

(1) Interest income from loans includes total fee income of approximately $1,786,000 and $2,138,000 for the years ended December 31, 2008 and 2007, respectively.
(2) For the purpose of these computations, non-accrual loans are included in average loans.
(3) Tax-exempt income from investment securities is not presented on a tax-equivalent basis.
(4) Yields realized on interest-earning assets less the rates paid on interest-bearing liabilities.
(5) Net interest margin is the result of net interest income divided by average interest-earning assets for the period.

As mentioned above the increase in net interest income was attributable to changes in both rate and volume during 2008. Although net interest income increased during 2008, in a stable interest rate environment, the Company would typically experience a more substantial increase in interest income if it was able to grow its interest-earning assets, particularly the loan portfolio. However, during 2008, the growth of our interest-earning assets that generally would have resulted in an increase in interest income was largely offset by the reduction in yields earned on those interest-earning assets. The largest factor contributing to our growth in net interest income during 2008 was the reduction in rates paid on interest-bearing deposit accounts, particularly the 172 basis point decrease in the average rate paid on interest bearing demand deposits that resulted in a large decrease in interest expense. Additionally, the 82 basis point decrease in the rate paid on time deposits created a net reduction in interest expense related to time deposits. The expense reductions in both categories of deposits were recognized in spite of significant increases in the average balances outstanding from 2007 to 2008.

The second largest factor contributing to the growth in our net interest income during 2008 was the approximately $22,000,000 growth in the average balance of our portfolio of securities, which was funded primarily by the approximately $25,000,000 growth in average public funds deposits. These public funds consist of NOW accounts and certificates of deposit. Interest income related to our securities was slightly affected by a modest decline in the average rate earned on these investments.

The interest income we earn on loans is the largest component of net interest income and the Bank's net interest margin. Despite the approximately $44,000,000 increase in average loans outstanding during 2008, the related interest income decreased for the year due to the 148 basis point decrease in the average yield on loans. Certain loan terms and conditions such as repricing frequency, rate floors and fixed interest rates have been used by the Bank in an attempt to limit exposure in a depressed rate environment.

Rate and Volume Analysis

The following table sets forth the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by previous year rate); (2) change in rate (change in rate multiplied by current year volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

ANALYSIS OF CHANGES IN NET INTEREST INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(dollars in thousands)

	2008 Compared to 2007 Increase (decrease) due to change in		
	Rate	**Volume**	**Total**
Income from interest-earning assets:			
Interest and fees on loans	$ (6,142)	$ 3,796	$ (2,346)
Interest on securities	(43)	1,073	1,030
Interest on Federal funds sold and other	(58)	(147)	(205)
Total interest income	(6,243)	4,722	(1,521)
Expense from interest-bearing liabilities:			
Interest on interest-bearing deposits	(2,424)	720	(1,704)
Interest on time deposits	(1,851)	1,398	(453)
Interest on other borrowings	(989)	1,052	63
Total interest expense	(5,264)	3,170	(2,094)
Net interest income	$ (979)	$ 1,552	$ 573

Provision for Loan Losses

The provision for loan losses is based on management's evaluation of economic conditions, volume and composition of the loan portfolio, historical charge-off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. Management performs such reviews quarterly and makes appropriate adjustments to the level of the allowance for loan losses as a result of these reviews.

The increase in the provision for loan losses during 2008 as compared to 2007 was based on management's evaluation of the overall allowance for loan losses relative to management's assessment of the risk of losses inherent in our loan portfolio. Total loans increased approximately $21 million during 2008 as compared to an increase of approximately $53 million during 2007. Management has continued to focus on maintaining our allowance for loan losses at levels that reflect the risk associated with the loan portfolio.

Management believes that its current credit-granting and administration processes follow a comprehensive and disciplined approach that mitigates risk and lowers the likelihood of significant increases in charge-offs and non-performing loans, although all credit-granting processes require subjective judgments and estimates. For additional information refer to the discussion under "Discussion of Financial Condition – Allowance for Loan Losses."

Noninterest Income

The following table presents the major components of noninterest income for 2008 and 2007 (dollars in thousands).

	Years Ended December 31, 2008	2007	Dollar Change 2008 to 2007	Percent Change 2008 to 2007
Service charges on deposit accounts	$ 1,424	$ 1,414	$ 10	0.71%
Other fees and commissions	1,222	1,153	69	5.98%
Gain on sale of mortgage loans	163	323	(160)	-49.54%
Gain on sale of securities	179	-	179	100.00%
Other noninterest income	1,465	852	613	71.95%
Total noninterest income	$ 4,453	$ 3,742	$ 711	19.00%

The principal components of noninterest income during 2008 and 2007 were service charges on deposits, fees associated with credit/debit cards included in "other fees and commissions", and income resulting from the increase in the cash surrender value of bank owned life insurance ("BOLI"). Additionally, during 2008, we sold two pieces of excess Bank property resulting in a total gain on sale of approximately $882,000. During 2007, property held in other real estate owned was sold for a total gain of approximately $274,000. The approximately $53,000 increase in credit/debit card income for 2008, was due to the increase in the Bank's customer base and their continued increased usage of debit and credit cards. The decrease in gain on sale of mortgage loans during 2008 was due to a further reduction in staff of the mortgage department and a continued general downturn in the home sales market in the Sevier and Blount County market areas during the year. In addition to the property transaction gains mentioned above, the increase in other noninterest income included an increase of approximately $93,000 from the cash surrender value of BOLI partially resulting from the Bank's investment of an additional $2,000,000 in BOLI during February 2008. Other noninterest income also increased approximately $36,000 for 2008 due to the income generated from the Bank's investment in Appalachian Fund for Growth II, an LLC the Bank invested in during the first quarter of 2006 that invests in low income areas and which generates tax credits for its members like the Company.

Interest Expense and Net Interest Margin

The decrease in interest expense during 2008 as compared to 2007 was primarily due to the general decrease in interest rates paid on deposits, primarily demand deposit accounts and time deposits (including brokered deposits), as well as subordinated debt. The increases in the average balance of time deposits of approximately $27 million and interest-bearing demand deposits of approximately $14 million were not large enough to counteract the effects of the lower rates paid. Savings deposits was the only component of interest-bearing liabilities that had an increase in the average rate paid during the year. The average rate paid on savings deposits increased 90 basis points from 1.05% at December 31, 2007 to 1.95% at December 31, 2008. This increase was the result of the continued success of a new competitive rate savings product. Interest expense on subordinated debt decreased during 2008 due exclusively to the 167 basis point decrease in the average rate paid on this debt which is priced at a spread above 3-month

LIBOR. Interest expense on Federal Home Loan Bank advances and other borrowings increased during the year due to the approximately $22,054,000 increase in volume, offset in part by the 84 basis point decrease in the average rate paid.

Even as our cost of interest-bearing deposits has declined due to the actions of the FOMC, the local competition for deposits, in some instances, has and could continue to cause interest rates paid on deposits to remain above market levels during 2009.

Our net interest margin, the difference between the yield on earning assets, including loan fees, and the rate paid on funds to support those assets, averaged 3.47% during 2008 versus 3.81% in 2007, a decrease of 34 basis points. The decrease in our net interest margin reflects a decrease in the average spread in 2008 between the rates we earned on our interest-earning assets, which had a decrease in overall yield of 123 basis points to 6.69% at December 31, 2008, as compared to 7.92% at December 31, 2007, and the rates we paid on interest-bearing liabilities, which had a slightly less substantial decrease of 108 basis points in the overall rate to 3.52% at December 31, 2008, versus 4.60% at December 31, 2007. Our interest-earning assets, including approximately $140,000,000 in loans tied to prime that reprice immediately, reprice more quickly than our interest-bearing liabilities, particularly time deposits and borrowings with a fixed rate and term. Therefore, during the continuous, declining interest rate environment that began in the third quarter of 2007 and continued throughout 2008, our net interest margin has been compressed as our interest-sensitive assets and liabilities reprice at their expected speeds. Our interest-earning assets are likely much closer to their current rate environment yield levels than are our interest-bearing liabilities. As these interest-bearing liabilities continue to reprice, our margin should begin to expand. When market interest rates begin to increase, our net interest margin should also begin to increase. Additionally, our net interest margin was negatively impacted by the approximately $12 million decrease in noninterest-bearing demand deposits during 2008. This negative effect will continue as long as and to the extent that the balance of noninterest-bearing demand deposits is reduced.

Noninterest Expenses

The following table presents the major components of noninterest expense for 2008 and 2007 (dollars in thousands).

	Years Ended December 31, 2008	Years Ended December 31, 2007	Dollar Change 2008 to 2007	Percent Change 2008 to 2007
Salaries and employee benefits	$ 9,232	$ 8,992	$ 240	2.67%
Occupancy expenses	1,324	1,080	244	22.59%
Other operating expenses	5,774	5,167	607	11.75%
Total noninterest expense	$ 16,330	$ 15,239	$ 1,091	7.16%

The largest component of our non-interest expense continues to be the cost of salaries and employee benefits, which increased by approximately $240,000 during 2008. However, the most significant increase in noninterest expenses during 2008 was related to other operating expenses, including an increase in FDIC assessments of approximately $208,000, an increase in loss on other real estate owned of approximately $128,000, an increase in ATM/Debit card expense of approximately $107,000 reflecting the expense of implementing a new debit card reward points program as well as an increase in the volume of cardholders and transactions and an increase in furniture, fixtures and equipment depreciation expense of approximately $95,000 reflecting our expansion. During 2007 and 2008, the Bank continued the expansion of its branch network. This expansion created the need for additional staff in the new branches as well as in support areas. The increase in salaries and employee benefits would have been more significant, but during December 2008, we reversed approximately $438,000 of expense accrued throughout 2008 for an incentive bonus that is paid out if the Bank's net income for the year exceeds management's projected budget. It became apparent during December that the budget figure would not be reached. The comparable expense included in total salary expense for 2007 is approximately $525,000. During 2009, we anticipate opening only one additional branch. Accordingly, construction expenses and personnel costs are expected to stabilize. We do, however, expect our FDIC assessments to continue to increase in 2009 when compared to 2008 levels as the FDIC seeks to replenish its reserve funds and as a result of our participation in the TLGP transaction account guarantee program. This increase may be significant. We may also experience an increase in the loss on sale of other real estate owned in 2009 and increased expenses to hold, market and dispose of other real estate owned, particularly if the amount of other real estate owned continues to increase.

Income Taxes

Our provision for income taxes and effective tax rates for 2008 and 2007 were as follows:

Provision for Income Taxes and Effective Tax Rates
(dollars in thousands)

	Provision	Effective Tax Rates
2008	$ 827	20.14%
2007	1,294	24.86%

The Bank's effective tax rate decreased during 2008 due primarily to the continuing tax benefits generated from the formation of MNB Real Estate, Inc., which is a real estate investment trust subsidiary formed during the second quarter of 2005. Additionally, during 2006 the Bank became a partner in Appalachian Fund for Growth II, LLC with three other Tennessee banking institutions. This partnership invested in a program that generated a federal tax credit in the amount of approximately $200,000 per year during 2007 and 2008. Additionally, the partnership generated a single $200,000 State of Tennessee tax credit for tax year 2006 that can be utilized over a maximum of 20 years to offset state tax liabilities. Increased tax-exempt income generated from municipal bonds and bank owned life insurance also contributed to the lower effective tax rate in 2008.

Discussion of Financial Condition

General Discussion of Our Financial Condition

The following is a summary comparison of selected major components of our financial condition for the periods ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007	$ change	% change
Cash and equivalents	$ 14,590	$ 16,329	$ (1,739)	-10.65%
Loans	420,429	397,674	22,755	5.72%
Allowance for loan losses	5,292	3,974	1,318	33.17%
Investment securities	126,695	83,162	43,533	52.35%
Premises and equipment	31,484	25,427	6,057	23.82%
Other real estate owned	9,444	1,329	8,115	610.61%
Total assets	621,373	541,496	79,877	14.75%
Noninterest-bearing demand deposits	44,652	56,307	(11,655)	-20.70%
Interest-bearing demand and savings deposits	163,565	139,319	24,246	17.40%
Time deposits	246,449	208,748	37,701	18.06%
Total deposits	454,666	404,374	50,292	12.44%
Federal funds purchased	22,580	1,300	21,280	1636.92%
Federal Home Loan Bank advances	72,900	65,356	7,544	11.54%
Subordinated debentures	13,403	13,403	-	0.00%
Total liabilities	570,379	492,548	77,831	15.80%
Accumulated other comprehensive loss	(148)	(279)	131	46.95%
Total shareholders' equity	$ 50,994	$ 48,948	$ 2,046	4.18%

Loans

At December 31, 2007 and 2008, loans comprised 80.8% and 76.1% of our total earning assets, respectively. This decrease was caused by the more significant, relative increase in our investment securities portfolio which was driven primarily by increased pledging requirements related to an increase in public funds deposits. Total earning assets as a percent of total assets, were 88.9% at December 31, 2008, compared to 90.8% at December 31, 2007. This decrease in total earning assets relative to total assets in 2008 was attributable to the increase in premises and equipment related to expansion and the construction of new branches and the expansion of our operations center as well as the increase in other real estate owned. The increase in securities as a percentage of our total earning assets could negatively impact our results of operations in 2009 as securities typically generate a lower yield than loans.

Loan Portfolio. Our loan portfolio consisted of the following loan categories and amounts as of the dates indicated:

	At December 31,				
	2008	2007	2006	2005	2004
			(in thousands)		
Commercial, financial, agricultural	$ 37,632	$ 35,929	$ 26,062	$ 15,375	$ 9,870
Real estate - construction, development	142,370	150,844	137,989	80,719	55,618
Real estate - mortgage	231,999	201,011	173,085	144,898	134,272
Consumer and other	8,428	9,890	7,572	7,872	9,418
Less allowance for loan losses	5,292	3,974	3,524	2,634	2,281
Loans, net	$ 415,137	$ 393,700	$ 341,184	$ 246,230	$ 206,897

Commercial and consumer loans tend to be more risky than loans that are secured by real estate, however, the Bank seeks to control this risk with adherence to quality underwriting standards. Real estate construction and development loans do, however, involve risk and if the underlying collateral, which in the case of acquisition and development loans may involve large parcels of real property, is not equal to the value of the loan, we may suffer losses if the borrower defaults on its obligation to us.

Maturities and Sensitivities of Loan Portfolio to Changes in Interest Rates. Total loans as of December 31, 2008 are classified in the following table according to maturity or scheduled repricing:

	One year or less	Over one year through three years	Over three years through five years	Over five years
		(in thousands)		
Commercial, financial, agricultural	$ 14,358	$ 8,274	$ 7,984	$ 7,016
Real estate - construction, development	101,661	21,089	15,622	3,999
Real estate - mortgage	97,839	89,167	30,855	14,137
Consumer and other	5,262	1,676	1,234	256
Total	$ 219,120	$ 120,206	$ 55,695	$ 25,408

Of our loans maturing more than one year after December 31, 2008, approximately $93,508,000 had fixed rates of interest and approximately $107,801,000 had variable rates of interest. At December 31, 2008, loans to sub-dividers/developers were 15.9% of total loans. No other concentrations of credit exceeded ten percent of our total loans.

Allowance for Loan Losses

The allowance for loan losses represents management's assessment and estimates of the risks associated with extending credit and its evaluation of the quality of our loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain the allowance for loan losses at a level believed to be adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Bank's loan loss experience, the amount of past due and nonperforming loans, impairment of loans, specific known risks, the status, amounts and values of nonperforming assets (including loans), underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for potential credit losses. Based on an analysis of the credit quality of the loan portfolio prepared by the Bank's loan review officer, the CFO presents a quarterly analysis of the adequacy of the allowance for loan losses for review by our board of directors.

Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the level of risk in the loan portfolio. During their routine examinations of banks, regulatory agencies may advise the bank to make additional provisions to its allowance for loan losses, which would negatively impact a bank's results of operations, when the opinion of the regulators regarding credit evaluations and allowance for loan loss methodology differ materially from those of the bank's management.

Concentrations of credit risk typically involve loans to one borrower, an affiliated group of borrowers, borrowers engaged in or dependent upon the same industry, or a group of borrowers whose loans are secured by the same type of collateral. Our most significant concentration of credit risks lies in the high proportion of our loans to businesses and individuals dependent on the tourism industry and loans to subdividers and developers of land. The Bank assesses loan risk by primary concentrations of credit by industry and loans directly related to the tourism industry are monitored carefully. At December 31, 2008, approximately $180 million in loans, or 43% of total loans, were to businesses and individuals whose ability to repay depends to a significant extent on the tourism industry in the markets we serve as compared to approximately $179 million in loans, or 45% of total loans, at December 31, 2007. The most significant increase in this category was for sub-dividers/developers which increased approximately $8 million to approximately $66 million. This increase was somewhat offset by the decrease in loans to hotel & motel franchise operators of approximately $5 million to approximately $25 million.

While it is the Bank's policy to charge off in the current period loans for which a loss is considered confirmed, there are additional risks of losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because the risk of loss includes unpredictable factors, such as the state of the economy and conditions affecting individual borrowers, management's judgments regarding the appropriate size of the allowance for loan losses is necessarily approximate and imprecise, and involves numerous estimates and judgments that may result in an allowance that is insufficient to absorb all incurred loan losses.

Non-accrual loans as a percentage of total loans increased from 0.04% at December 31, 2007 to 2.79% at December 31, 2008 while the ratio of nonperforming assets (loans past due 90 days or more and still accruing, loans on nonaccrual and other real estate owned) to total loans increased from 0.38% at December 31, 2007 to 5.06% at December 31, 2008. The increases in nonaccrual loans and nonperforming assets are related primarily to the reduced sales volume of real estate in Sevier County of land, vacation homes and second homes to investors living outside the county. Although sales volume for these types of properties fell approximately 35% during 2008 as compared to 2007, average sales prices fell by only approximately 5% for the same periods. The tourist industry in Sevier County remained relatively stable during 2008 as compared to 2007 with portions of the industry showing modest declines while others had modest increases. Management expects these trends to continue during 2009, however; if sales of vacation homes or second homes continue to decline, borrowers whose loans are secured by these types of properties may experience difficulty in meeting their obligations to us. Properties included in the other real estate owned category are not expected to create material losses during future periods. Approximately 68% of this category is one income producing hotel and the Bank has hired a hotel management firm to operate it until it is sold. Additionally, loans on nonaccrual are reviewed and current appraisals indicate losses on loans secured by real estate are not expected to cause a material impact on the Bank's operating results.

Our allowance for loan losses at December 31, 2008 was approximately $5,292,000, a net increase of approximately $1,318,000 for the year. The allowance for loan losses as a percentage of total loans, non-accrual loans and non-performing assets at December 31, 2008 was 1.26%, 45.19% and 24.86%, respectively, compared to 1.00%, 2,225.54% and 260.41%, respectively, at December 31, 2007. Net charge-offs during 2008 increased from approximately $532,000 in 2007 to approximately $957,000 in 2008, representing a net charge-off ratio of 0.23% in 2008 compared to 0.15% in 2007. Management continues to evaluate and adjust our allowance for loan losses, and presently believes the allowance for loan losses is adequate to provide for probable losses inherent in the loan portfolio.

The following table sets forth, as of the dates indicated, the aggregate value of non-performing loans for the following categories:

	At December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
	(in thousands)				
Loans accounted for on a nonaccrual basis	$ 11,711	$ 179	$ -	$ 92	$ 161
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	128	19	470	342	21
Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower	2,296	-	-	-	-
Loans now current about which there are serious doubts as to the ability of the borrower to comply with present loan repayment terms	$ 2,858	$ 170	$ 30	$ 95	$ 15

Management is not aware of any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been identified which (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

The following table sets forth the reduction in interest income we experienced in 2007 and 2008 as a result of non-performance of certain loans during the year:

	2008	2007
	(in thousands)	
Interest income that would have been recorded on nonaccrual loans under original terms	$ 748	$ 7
Interest income that was recorded on nonaccrual loans	2	41

The purpose of placing a loan on non-accrual is to prevent the Bank from overstating its income. The decision to place a loan on non-accrual is made by the Executive Committee based on a monthly review. The Executive Committee also reviews any loans recommended by management to be placed on non-accrual that are: (1) being maintained on a cash basis because of deterioration in the financial position of the borrower; or (2) for which payment in full of interest or principal is not expected.

Generally, the Bank does not accrue interest on any loan when principal or interest are in default for 90 days or more unless the loan is well secured and in the process of collection. Consumer loans and residential real estate loans secured by 1-4 family dwellings are ordinarily not subject to those guidelines.

The Board of Directors may restore a non-accruing loan to an accruing status when principal and interest is no longer due and unpaid, or it otherwise becomes both well secured and in the process of collection. All loans on non-accrual are reported on the Bank's watch loan list.

The following table summarizes our loan loss experience and related adjustments to the allowance for loan losses as of the dates and for the periods indicated:

	At December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Average balance of loans outstanding	$ 417,124	$ 373,237	$ 292,950	$ 227,910	$ 188,481
Balance of allowance for loan losses at beginning of year	3,974	3,524	2,634	2,281	2,142
Charge-offs:					
Commercial, financial, agricultural	198	43	-	-	-
Real estate - construction, development	686	158	1	24	-
Real estate - mortgage	41	250	25	40	325
Consumer and other	98	110	23	45	42
Recoveries:					
Commercial, financial, agricultural	43	-	-	-	-
Real estate - construction, development	-	-	1	-	17
Real estate - mortgage	11	15	18	10	21
Consumer and other	12	14	5	6	-
Net charge-offs	957	532	25	93	329
Additions to allowance charges to operations	2,275	982	915	446	468
Balance of allowance for loan losses at end of year	5,292	3,974	3,524	2,634	2,281
Ratio of net loan charge-offs during the year to average loans outstanding during the year	0.23%	0.14%	0.01%	0.04%	0.17%

The following table presents our allocation of the allowance for loan losses to the categories of loans in our loan portfolio as of the dates indicated:

	At December 31,									
	2008		2007		2006		2005		2004	
	Amount	Loan Catergory as % of Total Loans	Amount	Loan Catergory as % of Total Loans	Amount	Loan Catergory as % of Total Loans	Amount	Loan Catergory as % of Total Loans	Amount	Loan Catergory as % of Total Loans
	(dollars in thousands)									
Commercial	$ 1,289	8.95%	$ 968	9.03%	$ 418	7.56%	$ 225	3.16%	$ 226	4.72%
Real estate - construction, development	2,131	33.86%	1,600	37.93%	1,331	40.03%	837	32.43%	584	26.59%
Real estate - mortgage	1,599	55.18%	1,201	50.55%	1,669	50.21%	1,502	58.23%	1,411	64.19%
Consumer, other	273	2.01%	205	2.49%	106	2.20%	70	6.18%	60	4.50%
Total	$ 5,292	100.00%	$ 3,974	100.00%	$ 3,524	100.00%	$ 2,634	100.00%	$ 2,281	100.00%

Securities

Our investment securities portfolio consists of mortgage-backed securities, municipal securities and securities of U.S. government agencies. The investment securities portfolio is the second largest component of our earning assets and represented 22.91% of total earning assets and 20.36% of total assets at year-end 2008. As an integral component of our asset/liability management strategy, we manage our investment securities portfolio to maintain liquidity, balance interest rate risk and augment interest income. We also use our investment securities portfolio to meet pledging requirements for deposits and borrowings. The average yield on our investment securities portfolio during 2008 was 4.88% versus 4.92% for 2007, a decrease of 4 basis points. Net unrealized losses on securities available for sale, included in accumulated other comprehensive income/(loss), decreased by $131,403, net of income taxes, during 2008.

The growth in our investment securities portfolio during 2008 was seen primarily in mortgage-backed securities, which increased 69%, and was attributable to deposit inflows of public funds that are required to be collateralized with these investments. The average yields on these investments generally exceeded the cost of the interest-bearing deposits and borrowings that funded them during 2008. However, the cost of these deposits and the lower yield associated with these securities, when compared to loans, could negatively impact our net interest margin. As interest rates began to fall during the last quarter of 2007 and into 2008, many of our U.S. government agency securities, which were structured as callable investments, were called at the option of the issuing agencies. Included in our investment securities portfolio as of December 31, 2008, was approximately $24,341,000 in tax-exempt municipal securities.

The carrying amounts of securities at the dates indicated are summarized as follows:

	At December 31,		
	2008	**2007**	**2006**
		(in thousands)	
Securities available for sale:			
U.S. Treasury and government agencies and corporations	$ 5,751	$ 9,179	$ 9,535
Corporate securities	175	175	-
Mortgage-backed securities	98,045	57,975	51,367
Obligations of states and political subdivisions	20,607	13,812	13,612
Total	124,578	81,141	74,514
Securities held to maturity:			
Obligations of states and political subdivisions	2,117	2,021	1,480

The following table contains the contractual maturity distribution, carrying value, and weighted-average yield to maturity of our investment securities.

	Maturity									
	1 year or less	Weighted Average Tax Equivalent Yield	After 1 Year - 5 Years	Weighted Average Tax Equivalent Yield	After 5 Years - 10 Years	Weighted Average Tax Equivalent Yield	Over 10 Years	Weighted Average Tax Equivalent Yield	Total	Weighted Average Tax Equivalent Yield
					(dollars in thousands)					
Securities available for sale:										
U.S. Treasury and government agencies	$ 5,252	2.80%	$ -	-	$ -	-	$ 500	5.01%	$ 5,752	2.99%
Corporate securites	-	-	-	-	-	-	115	3.09%	115	3.09%
Mortgage-backed securities	-	-	406	4.71%	8,149	5.08%	89,489	5.44%	98,044	5.40%
Obligations of states and political subdivisions	304	4.53%	1,108	4.94%	3,801	6.31%	15,394	5.86%	20,607	5.87%
Total available for sale	5,556	2.90%	1,514	4.88%	11,950	5.47%	105,498	5.49%	124,518	5.37%
Securities held to maturity:										
U.S. Treasury and government agencies	-	-	-	-	-	-	-	-	-	-
Mortgage-backed securities	-	-	-	-	-	-	-	-	-	-
Obligations of states and political subdivisions	-	-	-	-	659	6.56%	1,458	4.62%	2,117	5.23%
Total held to maturity	-	-	-	-	659	6.56%	1,458	4.62%	2,117	5.23%
Total securities	5,556	2.90%	1,514	4.88%	12,609	5.53%	106,956	5.48%	126,635	5.37%

We did not hold any securities from a single issuer that exceeded 10% of total shareholders' equity as of December 31, 2008, except for mortgage-backed securities issued by government sponsored entities that had a carrying value of approximately $98,045,000 and $57,975,000 at December 31, 2008 and 2007, respectively.

Deposits

Asset growth during 2008 was funded primarily by the increase in deposits, federal funds purchased and FHLB advances for the periods ended December 31, 2008 and 2007.

The balance in total deposits was distributed as follows:

	2008	**2007**	**$ change**	**% change**
Noninterest-bearing demand deposits	$ 44,652	$ 56,307	$ (11,655)	-20.70%
Total noninterest-bearing deposits	44,652	56,307	(11,655)	-20.70%
NOW accounts	110,420	87,380	23,040	26.37%
Money market accounts	37,167	42,959	(5,792)	-13.48%
Savings	15,978	8,980	6,998	77.93%
Brokered deposits	62,478	48,210	14,268	29.60%
Time deposits	183,971	160,538	23,433	14.60%
Total interest-bearing deposits	410,014	348,067	61,947	17.80%
Total deposits	$ 454,666	$ 404,374	$ 50,292	12.44%

Brokered deposits are certificates of deposit acquired from approved brokers on terms that are substantially similar to deposits acquired in the local market. Brokered deposits increased approximately $14,000,000 at December 31, 2008 as compared to December 31, 2007. The Bank will continue to rely upon these brokered deposits going forward to fund loan demand and supplement other sources of liquidity due to the relative ease at which these deposits can be acquired and replaced upon maturity and their comparability to local market rates. The average cost of our brokered deposits at December 31, 2008 was 4.36%. During 2009, maturing brokered deposits are being replaced at an average rate of 1.66%, a 270 basis point decrease from the 2008 average, with maturities ranging from 3 to 24 months.

The average balances of deposit accounts by category and the average rates paid thereon are presented below for the periods indicated:

	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in thousands)					
Noninterest-bearing demand deposits	$ 48,331	0%	$ 53,336	0%	$ 54,163	0%
Interest-bearing demand deposits	142,020	2.16%	127,704	3.88%	120,268	3.72%
Savings deposits	13,815	1.95%	8,673	1.05%	7,860	0.61%
Time deposits	224,055	4.28%	196,654	5.10%	146,014	4.28%
Total	$ 428,221		$ 386,367		$ 328,305	

The balances in time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2008, are shown below by time remaining until maturity:

	(dollars in thousands)
Three months or less	$ 56,944
Over three months through six months	49,298
Over six months through 12 months	47,706
Over 12 months	18,354
Total	$ 172,302

The average balance of interest-bearing demand and savings deposits increased approximately $19,458,000 during 2008 The average rate paid on these interest-bearing demand and savings deposits in 2008 was 2.14%, down from 3.70% in 2007.

We also continue to experience high demand for our certificate of deposit accounts. We offer certificate of deposit accounts on a wide range of terms in order to achieve sustained growth in a market area where there is strong competition for new deposits. Our total average cost of interest-bearing deposits (including demand, savings and certificate of deposit accounts) for 2008 was 3.40%, down from 4.53% in the prior year.

Shareholders' Equity

The increase in shareholders' equity was primarily the result of the exercise of stock options, offset in part by share repurchases, as discussed in more detail under "Item 1 –

Business," as well as the impact of net earnings of approximately $3,280,000. Accumulated other comprehensive loss, which represents the net unrealized losses on securities available-for-sale, decreased approximately $131,000 for 2008 to approximately $148,000.

Interest Rate Sensitivity Management

Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. The primary purpose of managing interest rate risk is to reduce the effects of interest rate volatility and achieve reasonable stability of earnings from changes in interest rates and preserve the value of our equity. Changes in interest rates affect, among other things, our net interest income, volume of loan production and the fair value of financial instruments and our loan portfolio. A key component of our interest rate risk management policy is the maintenance of an appropriate mix of assets and liabilities.

It is our objective to manage assets and liabilities to control the impact of interest rate fluctuations on earnings and to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain officers within the Bank are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix.

The Bank's asset/liability mix is monitored on a regular basis and a report reflecting the interest rate sensitive assets and interest rate sensitive liabilities is prepared and presented to our Board of Directors and management's asset/liability committee on a quarterly basis. The key objective of our asset/liability management policy is to monitor and adjust the mix of interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings by matching rates and maturities of our interest-earning assets to those of our interest-bearing liabilities. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less.

We use interest rate sensitivity gap analysis to achieve the appropriate mix of interest rate-sensitive assets and liabilities. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within a given time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, unpredictable variables such as the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps"), that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap.

The following table summarizes our interest-sensitive assets and liabilities as of December 31, 2008. Adjustable rate loans are included in the period in which their interest rates are scheduled to adjust. Fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities and anticipated prepayments. Investment securities are included in the period in which they are scheduled to mature while mortgage backed securities are included according to expected repayment. Certificates of deposit are presented according to contractual maturity dates.

Analysis of Interest Sensitivity
As of December 31, 2008
(dollars in thousands)

	0 - 3 months	3 - 12 months	1 - 3 years	Over three years	Total
Federal funds sold	$ 576	$ -	$ -	$ -	$ 576
Securities	2,640	13,063	20,139	90,853	126,695
Loans (1)	205,596	75,006	90,961	48,866	420,429
Total interest-earning assets	208,812	88,069	111,100	139,719	547,700
Interest-bearing liabilities:					
Interest-bearing demand deposits	147,587	-	-	-	147,587
Savings	15,978	-	-	-	15,978
Time deposits	68,480	143,993	29,106	4,870	246,449
Other borrowings	36,912	-	7,700	55,200	99,812
Total interest-bearing liabilities	268,957	143,993	36,806	60,070	509,826
Interest rate sensitivity gap	$ (60,145)	$ (55,924)	$ 74,294	$ 79,649	$ 37,874
Cumulative interest rate sensitivity gap	$ (60,145)	$ (116,069)	$ (41,775)	$ 37,874	
Interest rate sensitivity gap ratio	-28.80%	-63.50%	66.87%	57.01%	
Cumulative interest rate sensitivity gap ratio	-28.80%	-39.10%	-10.24%	6.92%	

(1) Includes nonaccrual loans

Beginning in the third quarter of 2007, the Federal Reserve reduced the targeted federal funds rate ten times, for a total of 5.00-5.25% and reduced the discount rate twelve times during the same period, for a total of 5.75%. In December 2008, the final federal funds rate cut resulted in a target rate expressed as a range from 0.00-0.25%.

At December 31, 2008, the Bank's cumulative one-year interest rate sensitivity gap ratio was (39.10%), which would tend to indicate that our interest-earning assets will re-price during this period at a rate slower than our interest-bearing liabilities. In a declining interest rate environment that is approaching its trough, this would be expected as our interest-earning assets reprice more quickly than our interest-bearing liabilities and would have more closely followed the magnitude and direction of the changing interest rates. Our interest-earning assets are likely much closer to their current interest rate environment yield levels than a significant portion of our interest-bearing liabilities, particularly time deposits and other longer term borrowings, which should continue to reprice downward as outstanding liabilities originated during periods of higher interest rates mature and get replaced at lower rates. Additionally, the effects of certain categories of interest-bearing liabilities, primarily interest-bearing demand deposits and overnight federal funds purchased, tend to be overstated in our gap analysis and we believe that the spread between our interest-earning assets and interest-bearing liabilities will not be affected as much by the repricing period for these deposits as they will by the current interest rate environment. These particular shorter term liabilities, like our interest-earning assets, are probably at or much closer to their current rate environment yield levels than other longer-term liabilities mentioned above.

Return on Assets and Equity

The following table summarizes our return on average assets and return on average equity as well as our dividend payout ratio for the years ended December 31, 2008, 2007 and 2006:

	For the Years Ended At December 31,		
	2008	**2007**	**2006**
Return on average assets	0.56%	0.77%	0.95%
Return on average equity	6.48%	9.81%	11.26%
Average equity as a percentage of average assets	8.68%	7.83%	8.48%
Cash dividend payout ratio	30.65%	0.00%	0.00%

Capital Adequacy and Liquidity

Our funding sources primarily include customer-based core deposits and customer repurchase accounts. The Bank, being situated in a market that relies on tourism as its principal industry, can be subject to periods of reduced deposit funding because tourism in Sevier County is seasonably slow in the winter months. The Bank manages seasonal deposit outflows through its secured Federal Funds lines of credit at several correspondent banks. Those lines totaled $39 million as of December 31, 2008, and are available on one day's notice. The Bank also has a cash management line of credit in the amount of $100 million from the FHLB of Cincinnati that the Bank uses to meet short-term liquidity demands.

Capital adequacy is important to the continued financial safety and soundness and growth of the Bank and the Company. Our banking regulators have adopted risk-based capital and leverage guidelines to measure the capital adequacy of national banks and bank holding companies. Based on these guidelines, management believes the Bank and the Company are "well capitalized."

Regulatory Capital Requirements

The Bank and Company are subject to minimum capital standards as set forth by federal bank regulatory agencies.

Capital for regulatory purposes differs from equity as determined under generally accepted accounting principles. Generally, "Tier 1" regulatory capital will equal capital as determined under generally accepted accounting principles less any unrealized gains or losses on securities available for sale, while "Tier 2" capital includes the allowance for loan losses up to certain limitations. Total risk based capital is the sum of Tier 1 and Tier 2 capital.

Total capital at the Bank also has an important effect on the amount of FDIC insurance premiums paid. Institutions not considered well capitalized are subject to higher rates for FDIC insurance.

The table below set forth the Company's capital ratios as of the periods indicated:

	December 31, 2008
Tier 1 Risk-Based Capital	13.34%
Regulatory minimum	4.00%
Total Risk-Based Capital	14.44%
Regulatory minimum	8.00%
Tier 1 Leverage	10.51%
Regulatory minimum	4.00%

The table below sets forth the Bank's capital ratios as of the periods indicated:

	December 31, 2008	December 31, 2007
Tier 1 Risk-Based Capital	13.19%	13.10%
Regulatory minimum	4.00%	4.00%
Well-capitalized	6.00%	6.00%
Total Risk-Based Capital	14.29%	13.97%
Regulatory minimum	8.00%	8.00%
Well-capitalized	10.00%	10.00%
Tier 1 Leverage	10.41%	11.24%
Regulatory minimum	4.00%	4.00%
Well-capitalized	5.00%	5.00%

In November 2003, the Company formed a wholly owned Delaware statutory trust subsidiary, MNB Capital Trust I. This subsidiary issued approximately $5.5 million in trust preferred securities, guaranteed by the Company on a junior subordinated basis. In June 2006, the Company formed a wholly owned Delaware statutory trust subsidiary, MNB Capital Trust II. This subsidiary issued approximately $7.5 million in trust preferred securities, guaranteed by the Company on a junior subordinated basis. The Company obtained the proceeds from the trusts' sale of trust preferred securities by issuing junior subordinated debentures to the trusts. Under the Financial Accounting Standards Board's revised Interpretation No. 46 ("FIN 46R"), the trust subsidiaries must be deconsolidated with the Company for accounting purposes. As a result of this accounting pronouncement, the Federal Reserve adopted changes to its capital rules with respect to the regulatory capital treatment afforded to trust preferred securities. The Federal Reserve's current rules permit qualified trust preferred securities and other restricted capital elements to be included as Tier 1 capital up to 25% of core capital, net of goodwill and intangibles. The Company believes that its trust preferred securities qualify under these revised regulatory capital rules and expects that it will continue to treat the eligible portion of its $13,000,000 of trust preferred securities as Tier 1 capital.

The Company's sale of 416,500 shares of common stock during the third quarter of 2005 resulted in an increase in capital of approximately $9,896,500. In connection with the offering, there were 416,500 warrants issued, one warrant for each share of stock sold, that had an exercise price of $25.20 per warrant. The warrants could be exercised beginning after one year from the date of the sale of the common stock, and had to be exercised no later than two years from the date of the sale. The final day to exercise the common stock warrants was September 7, 2007. During their one year outstanding, 476,194 out of 482,151 (adjusted for 5% stock dividends) warrants were exercised at a weighted average exercise price of $21.77 (adjusted for 5% stock dividends). The total corresponding increase to shareholders' equity from September 30, 2006 to September 30, 2007, was approximately $10,367,000. The increase in shareholder's equity should keep both the Company and the Bank well-capitalized under regulatory standards and allow for future growth for approximately three to five years.

Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss. Our liquidity management involves maintaining our ability to meet the day-to-day cash flow requirements of our customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, we would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the production and growth needs of the communities we serve.

The primary function of asset and liability management is not only to assure adequate liquidity in order for us to meet the needs of our customer base, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that we can also meet the investment objectives of our shareholders. For additional information relating to our interest rate sensitivity management, refer to the discussion above under the heading "Interest Rate Sensitivity Management." Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both the needs of our customers and the objectives of our shareholders. In a banking environment, both assets and liabilities are considered sources of liquidity funding and both are therefore monitored on a daily basis.

Off-Balance Sheet Arrangements

Our only material off-balance sheet arrangements consist of commitments to extend credit and standby letters of credit issued in the ordinary course of business to facilitate customers' funding needs or risk management objectives.

Commitments and Lines of Credit

In the ordinary course of business, the Bank has granted commitments to extend credit and standby letters of credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements and have been approved by the Bank's loan committee. These commitments are recorded in the financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of the Bank's commitments outstanding at December 31, 2008 and 2007.

	2008	2007
	(dollars in thousands)	
Commitments to extend credit	$ 82,097	$ 125,475
Standby letters of credit	9,885	5,824
Totals	$ 91,982	$ 131,299

Commitments to extend credit include unused commitments for open-end lines secured by 1-4 family residential properties, commitments to fund loans secured by commercial real estate, construction loans, land development loans, and other unused commitments. Commitments to fund commercial real estate, construction, and land development loans decreased approximately $46,075,000 during 2008, reflecting current economic conditions in our market.

Effects of Inflation

Our consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operational results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions' cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and likely will reduce the Bank's volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Significant Accounting Changes

The information appearing under "Note 18. Recent Accounting Pronouncements" in the 2008 notes to the financial statements is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company, including notes thereto, and the reports of the Company's independent registered public accounting firm are included in this Annual Report on Form 10-K beginning at page F-1 and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports and other information filed with the Commission, under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon the foregoing, the Chief Executive Officer along with the Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

During the fourth quarter of 2008 there were no changes in the Company's internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008 based on the specified criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing under the headings "Proposal #1 Election of Directors," "Additional Information Concerning the Company's Board of Directors and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement (the "2009 Proxy Statement") relating to the annual meeting of shareholders of the Company, scheduled to be held on May 5, 2009, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing under the heading "Proposal #1 Election of Directors" and "Compensation of Named Executive Officers and Directors" in the 2009 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing under the heading "Outstanding Voting Securities of the Company and Principal Holders Thereof" in the 2009 Proxy Statement is incorporated herein by reference.

The information appearing under "Note 14. Stock Options and Warrants" in the 2008 notes to the financial statements is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing under the headings "Certain Relationships and Transactions" and "Proposal #1 Election of Directors" in the 2009 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing under the caption "Proposal #2 - Ratification of Independent Registered Public Accounting Firm" in the 2009 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial statements. See Item 8.
(a)(2) Financial statement schedules. Inapplicable.
(a)(3) The following exhibits are filed as a part of or incorporated by reference in this report:

Exhibit No.	Description of Exhibit
2.1	Plan of Reorganization dated March 28, 2003, by and between the Registrant and Mountain National Bank (included as Exhibit 2.1 to the Report on Form 8-K12G3 of the Registrant, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).
2.2	Amendment to Plan of Reorganization dated July 1, 2003 (included as Exhibit 2.2 to the Report on Form 8-K12G3 of the Registrant, dated July 12, 2003 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).
3.1	Charter of Incorporation of the Registrant, as amended (included as Exhibit 3.1 to the Report on Form 8-K of the Registrant, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).

3.2	Bylaws of the Registrant, as amended (included as Exhibit 3.2 to the Report on Form 8-K of the Registrant, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference).
10.1	Stock Option Plan of the Registrant, as amended (included as Exhibit 10.1 to the Report on Form 8-K of the Registrant, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.2	Stock Option Agreement of Dwight B. Grizzell (assumed by Registrant) (included as Exhibit 10.3 to the Registrant's Form 10-KSB for the year ended December 31, 2002 and incorporated herein by reference)*
10.3	Summary Description of Director and Named Executive Officer Compensation Arrangements*
10.4	Form of Warrant Agreement (included as Exhibit 10.5 to the Registrant's Form SB-2/A filed with the Commission on August 23, 2005)
10.5	Employment Agreement dated as of May 18, 2006 by and between Mountain National Bancshares, Inc. and Dwight Grizzell (included as Exhibit 10.2 to the Report on Form 8-K of the Registrant, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.6	Employment Agreement dated as of May 18, 2006 by and between Mountain National Bancshares, Inc. and Grace McKinzie (included as Exhibit 10.3 to the Report on Form 8-K of the Registrant, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.7	Employment Agreement dated as of May 18, 2006 by and between Mountain National Bancshares, Inc. and Michael Brown (included as Exhibit 10.4 to the Report on Form 8-K of the Registrant, dated May 19, 2006 (File No. 000-49912), previously filed with the Commission and incorporated herein by reference)*
10.8	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.8 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.9	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Dwight Grizzell. (included as Exhibit 10.9 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by

reference)*

10.10	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.11	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Michael Brown. (included as Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.12	Amended and Restated Salary Continuation Agreement, dated January 19, 2007, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
10.13	Amendment, dated November 19, 2007, to Amended and Restated Salary Continuation Agreement, by and between Mountain National Bank and Grace McKinzie. (included as Exhibit 10.13 to the Registrant's Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)*
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Certificate of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certificate of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Denotes management contract or compensatory plan or arrangement.

The Company is a party to certain agreements entered into in connection with the offering by MNB Capital Trust I of an aggregate of $5,500,000 in trust preferred securities and the offering by MNB Capital Trust II of an aggregate of $7,500,000 in trust preferred securities, as more fully described in this Annual Report on Form 10-K. In accordance with Item 601(b)(4)(iii) of Regulation S-K, and because the total amount of the trust preferred securities is not in excess of 10% of the Company's total assets, the Company has not filed the various documents and agreements associated with the trust preferred securities herewith. The Company has, however, agreed to furnish copies of the various documents and agreements associated with the trust preferred securities to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOUNTAIN NATIONAL BANCSHARES, INC.
(Registrant)

By: /s/ Dwight B. Grizzell
Dwight B. Grizzell
President and Chief Executive Officer
Date: March 31, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Dwight B. Grizzell Dwight B. Grizzell, President, Chief Executive Officer and Director	Date: March 31, 2009
/s/ Richard A. Hubbs Richard A. Hubbs, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	Date: March 31, 2009
/s/ James E. Bookstaff James E. Bookstaff, Director	Date: March 31, 2009
/s/ Gary A. Helton Gary A. Helton, Director	Date: March 31, 2009
/s/ Charlie R. Johnson Charlie R. Johnson, Director	Date: March 31, 2009
/s/ Sam L. Large Sam L. Large, Director	Date: March 31, 2009

/s/ Jeffrey J. Monson
Jeffrey J. Monson, Director

Date: March 31, 2009

/s/ Linda N. Ogle
Linda N. Ogle, Director

Date: March 31, 2009

/s/ Michael C. Ownby
Michael C. Ownby, Director

Date: March 31, 2009

/s/ John M. Parker
John M. Parker, Director

Date: March 31, 2009

/s/ Ruth Reams
Ruth Reams, Director

Date: March 31, 2009

EXHIBIT 21

Subsidiaries of the Company:

Mountain National Bank, a national banking association
MNB Capital Trust I, a Delaware statutory trust
MNB Capital Trust II, a Delaware statutory trust
MNB Holdings, Inc., a Tennessee corporation
MNB Investments, Inc., a Nevada corporation
MNB Real Estate, Inc., a Maryland corporation

EXHIBIT 31.1

CERTIFICATIONS

I, Dwight B. Grizzell, certify that:

1. I have reviewed this annual report on Form 10-K of Mountain National Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2009

/s/ Dwight B. Grizzell
Dwight B. Grizzell
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Richard A. Hubbs, certify that:

1. I have reviewed this annual report on Form 10-K of Mountain National Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: March 31, 2009

/s/ Richard A. Hubbs
Richard A. Hubbs
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain National Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 (the "Report"), I, Dwight B. Grizzell, Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2009

/s/ Dwight B. Grizzell
Dwight B. Grizzell, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain National Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 (the "Report"), I, Richard A. Hubbs, Senior Vice President and Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2009

/s/ Richard A. Hubbs
Richard A. Hubbs, Senior Vice President and
Chief Financial Officer